

2011
ANNUAL REPORT

2012
PROXY STATEMENT





NATIONAL RESEARCH
Corporation

Company Profile

A company can be described in a variety of ways including the industry it serves, its product, service, or even size. However, at its core, every organization is a collection of its associates. Listed below is who we are:

Abbey Hipple
Abbie Eisenhart
Abby Buxton
Ada Hui
Adam Benash
Adam Harris
Adam Waggoner
Alex Gallichotte
Alex Scheideler
Alexis LaFleur
Allison Pappas
Amanda Twiss
Amir Aliabadi
Amy Eisler
Amy Oltman
Amy Ostermeyer
Ana Munoz
Andrew Gatzemeyer
Andrew Lawton
Andy Gerch
Andy Glenn
Andy Monnich
Angela White
Angela Cheever
Anna Burke
Anne Auld
Anne Donald
Annie Krein
Anthony Monaco
Ash Roy
Ashley Thiemann
Ashwini Kasarla
Aubrey Paulsen
Augusta Kamara
Aulii Beaumont
Avery Meyers
Becki Hoppes
Ben Allemann
Bethany Tallman
Billy Welch
Blake Horstmann
Brad Jacox
Brad Lowe
Braden Zysset
Brandon Hurley
Brent Bath
Brett Sullivan
Brian Hoff
Brian Parr
Brian Wynne
Bridget Matthiessen
Bruce Thiebauth
Bryan Christiancy
Caitlin Mackie
Cameron Andreesen
Carey Trowbridge
Carol Hartley
Carolyn Brown-Kramer
Casey Blaser
Catherine Johnston
Cathy Diven
Cathy Ray
Chardonnay Ray
Charlotte Armstrong
Chaz Steimel
Chelsea Greenwald
Chelsea Pfeiffer
Chris Esser
Chris Weinberger
Christine Lang
Cody O'Grady
Cody Parker
Colleen Selvage
Connie Pautz
Connie White
Courtney Nore
Craig Fischman
Craig Page
Cydnee Rand
Cynthia Ballow
Damien Foo
Dan Beard
Dan Biggs
Dan Kessler
Dan Rogowsky
Dan Shiovitz
Dana Petersen
Dana Svehla
Danielle Rogalla
Darren Prouty
Dave Frayser
Dave Gilsdorf
Dave Stueckrath
David Van Winkle
DeAnn Stephan
Deb Wetzel
Deborah Hinds
Debra Tovar
Denise Todd
Deron Ferguson
Dietrah Weber-Stiles
Don Mayhew
Dorothy Hu
Drew Rowoldt
Dwight Dean
Emily Bruntz
Emily Carr
Emily Olinger
Emily Yoble
Eric Faust
Eric Rose
Erica McClurg
Erik Cederdahl
Erika Daubman
Erin Brodhagen
Erin Cerretta
Erin Mollner
Erin Sorensen
Ethel Evans
Eva Fujan
Evangelia Matovic
Farrukh Abbas
Feria Bacchus
Ginny Sellenrick
Glenn Kramer
Greg Hackbart
Gregg Loughman
Gunter Voelker
Hailey Kimball
Harmony Rea-Beard
Heather Dawson
Heidi Wegele
Helen Hrdy
Helen Mailer
Ilze Young
Ira Collins
Jackie Lewis
Jade Chong
Jake Daniel
Jake McCaffrey
James ByBee
James Gernetzke
James Tobey
Jamie Jorgenson
Jane Rihanek
Janeen Watson
Janet Carlson
Jared Chulufas
Jason Cetak
Jason Messerli
Jason Newton
Jason Rau
Jason Smith
Jason Stevens
Jason Stolberg
Jay Burt
Jayme Nicklasson
Jayme White
Jeff Fleming
Jeff Gilbert
Jeff Gill
Jeff Hraban
Jeff MacDonald
Jen Volland
Jenna Catlett
Jenna Monter
Jenni Oatman
Jennifer Cintani
Jeremy Nelson
Jessica McMullen
Jill Zvolanek
Joan Turnbull
Jody Henderson
Joe Carmichael
Joe Johnson
Joe McTaggart
Joe Morales
Joel Steuben
John Dorn
Johnny Dingwerth
Jon Hanseling
Jon Kuehler
Jon Richards
Jon Tanner
Jona Raasch
Joni Bohnker
Jordan Roualdes
Josh Rector
Josh Vonfeldt
Joshua Summers
Juan Gomez
Julie Frey
Julie Grass
Justin Fox
Justin Kubick
Justin Meaney
Justin Schuerman
Karen Jones
Karen Robertus
Karen Smith
Karen Wilken
Kathi Nussrallah
Kathryn Peisert
Kathy Anstine
Katie Coupens
Katie Johnson
Katie Loos
Katie Skrivanek
Kayla Cook
Keith Wysocki
Kelly Fushia
Kelly Slama
Kendall Culbertson
Kendall Frantz
Keshia Kraft
Kevin Karas
Kilee Haase
Kim Boehler
Kim Gilkison
Kim Jones
Kori Stanosheck
Kourtney Leibman
Kris Dotson
Krista Calderon
Kristi Delvaux
Kristi Hickman
Kristi Oltman
Kristin Adkins
Kristin Drahota
Kristina Ryan
Kryste Wiedenfeld
Kyle Regelean
Kylie Ensrud
Lauren DesRoseirs
Laurie Breckner
Leah Luther
Leslie Nicholson
Liliya Bulchenko
Linda Fleming
Linda Magin
Linda Stacy
Lindsay Laug
Lindsey Akiyama
Lindsey Shunkwiler
Lisa Minchow
Logan Derry
Lora Hibbard
Lori Armiger
Luna Tsang
Lynn Phillips
Maegan Bouc
Maggie Essink
Maggie Pope
Makaela Wagner
Malcolm Wade
Marci Vander Tuig
Margaret Hilton
Marian Blokker
Marianne Dummitt
Mark Barrera
Mark Richardson
Martha Daniel
Mary Fraser
Mary Lavern-Oakes
Mary Shaw
Mary Tellis-Nayak
Mary Ann Castillo
Mason Davis
Matt Chell
Matt Hilgenkamp
Maya Ristic
Meaghan Sherwood
Meg Schudel
Megan Koranda
Megan Trowbridge
Melanie Jameson
Melissa Cummings
Melissa Kamm
Melissa Pekny
Melissa Willits
Melissa Zwiener
Michael Louthan
Michael Quinn
Mike Beltz
Mike Hays
Mike Lempke
Mike Wirth
Mitch Bergen
Mitch Rodgers
Mollie Hopper
Molly Murphy
Naiomi Perea
Nic Carlson
Nick Humphrey
Nick Kauffman
Nick Topp
Nicole Bober
Nikki Kinsey
Pam Hill
Pam Nelson
Pamela Luciano
Pamela Masker
Pat Beans
Patty Hair
Paul Cooper
Paul Drake-Stockard
Paul Francis
Peter Rick
Phoebe Lawton
Preston Harris
Preston Petersen
Queena Tse
Rachel Andersen
Rachel Beavers
Rachel Rivas
Randy Dutcher
Rich Kortum
Richard Lierman
Rob Wirth
Robert Bussard
Rochelle Delley
RoJean Clifton
Ruta Jaudegis
Ryan Bondegard
Ryan Donohue
Ryan Hansen
Ryan Lorchick
Ryan Real
Sara Benham
Sara Castaneda
Sara Winchell
Sarah Baltensperger
Sarah Boyer
Sarah Fryda
Sarah Kramer
Schuyler Droge
Scott Smith
Shade' Ayorinde
Shannon Oborny
Shea Samani
Sheila Scheinost
Shelle Powell
Sheri Flood
Sheri Life
Sherri Luebke
Sheryl Pietzyk
Skylar Hinrichs
Sophie Norman
Stacy Nelson
Steph DenBeste
Stephanie Hansen
Stephanie Kolbo
Steve Kepler
Sue Blockberger-Miller
Sue Smith
Susan Henricks
Suzi Roberts
Tammi Marsh
Tammy Winkelmann
Ted Smidberg
Teresa Costello
Tiffany Ryck
Tim Gerken
Tim Ottersburg
Timothy Lee
Tin Nguyen
Tina Reisdorff
Todd Jarchow
Tom Thiboudeaux IV
Tony Flores
Tony Reinke
Tra Khuc
Tracy Alward
Trevor Heidinger
Trina Wiese
Troy Selig
Tyler Badje
Vanessa Brownell
Vicki Vopalensky
Victoria Wininger
Victoria Young
Virginia Argabright
Vivian Tellis-Nayak
Warren Wunderlich
Zach Braxton
Zach Griffin

Annual Meeting

The annual meeting of shareholders will be held on May 11, 2012, at 9:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

To Our Shareholders:

From a variety of important vantage points, 2011 was an exceptional year for our company. Among our successes was accelerated financial performance, with revenue increasing 22% and earnings per share growth of 34%, clearly impressive financial growth for any single year and additionally satisfying as another record year continues to build on the trends our company has achieved over decades. Yes, 1981 to 2011—we have completed our 30th year. It is rare that one can speak to growth trends using words like decades rather than quarters, yet if more leaders had longer term visions, perhaps the corporate world would be held in higher esteem.

Financial performance is only one measure, of course, which is actually the byproduct of what hundreds of National Research Corporation associates achieve every day for our partner organizations that help better the world for patients. After all, it's only and always about the patient, for whom this year we made healthcare a far better place for millions.

As many of you know, what we do for patients is largely credited to Harvey Picker and his unwavering quest to change healthcare, which he often commented was "long on technology and short on patient centeredness." From this, Harvey coined the term *patient-centered care*, a central pillar of our company. Harvey was also far ahead of his time in thinking about the patient as an active partner in their own care and established the earliest marker of what is now an emerging field of informed decision making by stating, "Nothing about me without me."

I believe that over the next 30 years, what Harvey taught us about focusing on the patient will cascade us to a world of *customer-centric healthcare*. Antiquated is the notion of a patient without context to the world for which they live and to others for whom they impact. Customer relevance has come of age. Healthcare's historic mindset that physicians, and then managed care, were the "deciders" has thankfully given way to empowerment. The customer is no longer subordinate to healthcare's inwardness. Information and transparency have brought to life, "Nothing about me without me."

My aspiration is to have our company be the steward of this new space of customer-centric healthcare. Consequently, our mission has evolved to provide incremental value to partner organizations by building on our foundation of patient-centered care with the information, analytics, tools and knowledge transfer and industry thought leadership on *empowering customer-centric healthcare across the continuum.*

I've spoken about NRC leadership often to you as fellow shareholders and today, more so than ever, bold aspirations require amazing leadership. To that end, we are all fortunate that Susan Henricks joined our organization this past year. As our new president, Susan will largely lead this apparitional transformation of the company as we drive customer-centric healthcare across the continuum.

Thank you, Harvey, for the vision and Susan and all the other NRC associates that bring it to life.

Best personal regards,



Michael D. Hays
CEO and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 11, 2012

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of National Research Corporation will be held on Friday, May 11, 2012, at 9:00 A.M., local time, at our corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect two directors to hold office until the 2015 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

2. To conduct an advisory vote to approve the compensation of our named executive officers as disclosed in the accompanying proxy statement.

3. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 14, 2012, has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Kevin R. Karas
Secretary

Lincoln, Nebraska
March 30, 2012

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 11, 2012. The National Research Corporation proxy statement for the 2012 Annual Meeting of Shareholders and the 2011 Annual Report to Shareholders are available at http://materials.proxyvote.com/637372.

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

NATIONAL RESEARCH CORPORATION

1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 11, 2012

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about March 30, 2012, in connection with a solicitation of proxies by the Board for use at the Annual Meeting of Shareholders to be held on Friday, May 11, 2012, at 9:00 A.M., local time, at the Company's corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted as follows:

- FOR the two persons nominated for election as directors referred to herein;
- FOR the advisory vote to approve the compensation of the individuals named in the Summary Compensation Table set forth below in this proxy statement (such group of individuals are sometimes referred to as our named executive officers); and
- On such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

Other than the election of two directors and the advisory vote to approve the compensation of our named executive officers, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $0.001 par value per share (the "Common Stock"), at the close of business on March 14, 2012, are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 6,774,638 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect two directors to hold office until the 2015 Annual Meeting of Shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the two persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 14, 2012, about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominees for Election at the Annual Meeting

Terms expiring at the 2015 Annual Meeting

Michael D. Hays, 57, has served as Chief Executive Officer and a director since he founded the Company in 1981. He also served as President of the Company from 1981 to 2004 and from July 2008 to July 2011. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization). Mr. Hays' background as founder of the Company, and his long and successful tenure as Chief Executive Officer and a director, led to the conclusion that he should serve as a director of the Company.

John N. Nunnelly, 59, has served as a director of the Company since December 1997. Mr. Nunnelly is a retired Group President from McKesson Corporation, a leader in pharmaceutical distribution and healthcare information technology. During his 28 year career at McKesson, Mr. Nunnelly served in a variety of other positions including, Vice President of Strategic Planning and Business Development, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support. These responsibilities included leading several business units, including one with over $360 million in annual revenue. In addition, he was involved in managing a number of mergers and acquisitions. Mr. Nunnelly also serves as an adjunct professor at the University of Massachusetts, School of Nursing, advising students and faculty on matters pertaining to healthcare information technology. These experiences and Mr. Nunnelly's expertise as a professional and educator in the field of healthcare information technology led to the conclusion that he should serve as a director of the Company.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Term expiring at the 2013 Annual Meeting

Gail L. Warden, 73, has served as a director of the Company since January 2005. Mr. Warden is currently President Emeritus of Detroit-based Henry Ford Health System, where he served as President and Chief Executive Officer from 1988 until 2003. Prior to this role, Mr. Warden served as President and Chief Executive Officer of Group Health Cooperative of Puget Sound, as well as Executive Vice President of the American Hospital Association. Mr. Warden serves as Chairman to several national healthcare committees and as a board member to many other healthcare related committees and institutions. Mr. Warden's extensive experience in the healthcare industry and the many leadership roles he has held with healthcare enterprises, including serving as the president and chief executive officer of a large integrated health system for 15 years, and industry organizations led to the conclusion that he should serve as a director of the Company.

Terms expiring at the 2014 Annual Meeting

JoAnn M. Martin, 57, has served as a director of the Company since June 2001. Ms. Martin was elected President and Chief Executive Officer of Ameritas Life Insurance Corp., an insurance and financial services company, in July 2005. From April 2003 to July 2005, she served Ameritas Life Insurance Corp. as President and Chief Operating Officer. Prior thereto, Ms. Martin served as Senior Vice President and Chief Financial Officer of Ameritas for more than the last five years. In April 2009, Ms. Martin was elected President and Chief Executive Officer of Ameritas Holding Company and UNIFI Mutual Holding Company (previously named Ameritas Acacia Mutual Holding Company), where she had served as Executive Vice President and Chief Financial Officer for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin also serves as a director of Ameritas Life Insurance Corp. Separate Account LLVL (since 2003), Ameritas Life Insurance Corp. Separate Account LLVA (since 2003), Calvert Asset Management Company (since 2007), Union Central Life Insurance Company Separate Accounts (since 2008), the Lincoln Chamber Economic Development Corp. and the Omaha Branch of the Federal Reserve Bank of Kansas City. Ms. Martin's financial background as a former certified public accountant and as the former Chief Financial Officer and current President and Chief Executive Officer of a mutual insurance holding company, as well as her leadership experiences as a director of the Omaha Branch of the Federal Reserve Bank of Kansas City and other organizations, led to the conclusion that she should serve as a director of the Company.

Paul C. Schorr, III, 75, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr also served as a director of Ameritas Life Insurance Corp. until 2009 and of Western Sizzlin Corp. until 2006. Mr. Schorr's background as an owner and manager of what the Company believes is one of the largest electrical contractors in the United States and his experiences as a director of several other entities led to the conclusion that he should serve as a director of the Company.

CORPORATE GOVERNANCE

Independent Directors and Annual Meeting Attendance

Of the five directors currently serving on the Board of Directors, the Board has determined that JoAnn M. Martin, John N. Nunnelly, Paul C. Schorr III and Gail L. Warden are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market.

Directors are expected to attend the Company's Annual Meeting of Shareholders each year. Each of the directors attended the Company's 2011 Annual Meeting.

Currently, the Company does not have a chairman and the Board does not have a policy on whether the roles of chief executive officer and chairman should be separate. The Board has, however, designated a lead director since 2007, with Ms. Martin serving as the lead director from 2007 until January 2012 and Mr. Nunnelly serving as the lead director since January 2012. The Board believes its current leadership structure is appropriate at this time since it establishes the Company's chief executive officer as the primary executive leader with one vision and eliminates ambiguity as to who has primary responsibility for the Company's performance.

The lead director is an independent director who is appointed by the independent directors and who works closely with the chief executive officer. In addition to serving as the principal liaison between the independent directors and the chief executive officer in matters relating to the Board as a whole, the primary responsibilities of the lead director are as follows:

- Preside at all meetings of the Board at which the chief executive officer is not present, including any executive sessions of the independent directors, and establish agendas for such executive sessions in consultation with the other directors and the chief executive officer;

- Advise the chief executive officer as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to effectively perform their duties;

- Have the authority to call meetings of the independent directors as appropriate; and

- Be available to act as the spokesperson for the Company if the chief executive officer is unable to act as the spokesperson.

Committees

The Board held four meetings in 2011. During 2011, each of the directors attended all of the meetings of the Board and all of the of meetings held by all committees of the Board on which such director served during 2011.

The Board has a standing Audit Committee, Compensation Committee, Nominating Committee and Strategic Planning Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. The Company makes available copies of each of these charters free of charge on its website located at www.nationalresearch.com.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin, John N. Nunnelly and Gail L. Warden, each of whom meets the independence standards of the NASDAQ Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that JoAnn M. Martin qualifies as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission, because she has the requisite attributes through, among other things, education and experience as a president, chief financial officer and certified public accountant. The Audit Committee held six meetings in 2011.

The Compensation Committee determines compensation programs for the Company's executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers the Company's equity-based compensation plans. John N. Nunnelly (Chairperson), JoAnn M. Martin, Paul C. Schorr III and Gail L. Warden are the current members of the Compensation Committee. The Compensation Committee held three meetings in 2011. In 2007, management of the Company engaged Buck Consultants, a nationally recognized compensation consultant, for the Company's review of its compensation and benefits programs. The Company's management also worked with Buck Consultants to update the group of companies that the Company had used for benchmarking purposes during the previous major review of its compensation and benefit programs in 2003 to ensure that the companies included in the group in 2007 had revenue that was comparable to the Company's and a similar industry and market focus. In the fourth quarter of 2011, the Compensation Committee engaged Buck Consultants to assist the committee with another major review of executive officer compensation to be completed in 2012, and to provide benchmarking data.

The Nominating Committee presently consists of JoAnn M. Martin (Chairperson), John N. Nunnelly, Paul C. Schorr III and Gail L. Warden, each of whom meets the independence standards of The NASDAQ Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held no meetings in 2011.

The Strategic Planning Committee assists the Board in reviewing and, as necessary, altering, the Company's strategic plan, reviewing industry trends and their effects, if any, on the Company and assessing the Company's products, services and offerings and the viability of such portfolio in meeting the needs of the markets that the Company serves. John N. Nunnelly (Chairperson), Paul C. Schorr III and Gail L. Warden are the current members of the Strategic Planning Committee. The Strategic Planning Committee, which was established in May 2011, held seven meetings in 2011.

Board Oversight of Risk

The full Board is responsible for the oversight of the Company's operational and strategic risk management process. The Board relies on its Audit Committee to address significant financial risk exposures facing the Company and the steps management has taken to monitor, control and report such exposures, with appropriate reporting of these risks to be made to the full Board. The Board relies on its Compensation Committee to address significant risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Board's role in the Company's risk oversight has not affected the Board's leadership structure.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company's By-laws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity and values.
- A director must have the ability to exercise sound business judgment.
- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.
- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.
- A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.
- A director must have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of NASDAQ.

- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

As noted above, in identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that, among other things, the Board is comprised of directors who have broad and diverse backgrounds, because the Board believes that directors should be selected so that the Board is a diverse body. The Nominating Committee implements this policy by considering how potential directors' backgrounds would contribute to the diversity of the Board.

Transactions with Related Persons

Except as otherwise disclosed in this section, we had no related person transactions during 2011, and none are currently proposed, in which we were a participant and in which any related person had a direct or indirect material interest. Our Board has adopted policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- A "related person" means any of our directors, executive officers, nominees for director, any holder of 5% or more of the Common Stock or any of their immediate family members; and

- A "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee's decision whether or not to approve or ratify a related person transaction is to be made in light of the Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to the full Board.

Ms. Martin serves as President and Chief Executive Officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith conducted by an independent insurance broker, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases, which were conducted in arms' length transactions and approved by the Audit Committee pursuant to our related person transaction policies and procedures, was $166,000 in 2011 and $146,000 in 2010.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to National Research Corporation, Board of Directors (or, at the shareholder's option, to a specific director), c/o Kevin R. Karas, Secretary, 1245 Q Street, Lincoln, Nebraska 68508. The Secretary will ensure that the communication is delivered to the Board or the specified director, as the case may be.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2011 Annual Report on Form 10-K with the Company's management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the audited financial statements in conformity with U.S. generally accepted accounting principles.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by AU Section 380 of the Public Company Accounting Oversight Board, as amended. In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm the firm's independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm on a case-by-case basis. The Audit Committee has considered whether the provision of the services relating to the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in "Miscellaneous – Independent Registered Public Accounting Firm" was compatible with maintaining the independence of the independent registered public accounting firm and determined that such services did not adversely affect the independence of the firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly
Gail L. Warden

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 14, 2012, by: (1) each director and director nominee; (2) each of the executive officers named in the Summary Compensation Table; and (3) all of the current directors, director nominees and executive officers as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of March 14, 2012, there were 6,774,638 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays(1)	4,224,081(2)(3)	62.0 %
Susan L. Henricks	7,823	*
Kevin R. Karas	6,964	*
JoAnn M. Martin	93,934(3)	1.4%
Paul C. Schorr III	77,640(3)	1.1%
Gail L. Warden	77,053(3)	1.1%
John N. Nunnelly	67,800(3)	1.0%
Patrick E. Beans	66,492(4)	1.0%
All current directors, nominees and executive officers as a group (seven persons)(5)	4,555,295(3)	64.4%

* Denotes less than 1%.

(1) The address of Mr. Hays is 1245 Q Street, Lincoln, Nebraska 68508.

(2) Includes 1,600,000 shares pledged as security and 325 shares held by Mr. Hays' wife. Mr. Hays disclaims beneficial ownership of the shares held by his wife.

(3) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 14, 2012, as follows: Mr. Hays, 37,732 shares; Ms. Martin, 60,000 shares; Mr. Schorr, 72,000 shares; Mr. Warden, 67,592 shares; Mr. Nunnelly, 60,000 shares; and all current directors, nominees and executive officers as a group, 297,324 shares.

(4) Includes 1,300 shares held by Mr. Beans as custodian for his minor children.

(5) Does not include Mr. Beans, who, since September 1, 2011, serves as a non-executive officer.

Other Beneficial Owners

The Company knows of no other persons who beneficially own more than 5% of the outstanding Common Stock.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation of the individuals named in the Summary Compensation Table, a group we refer to as our "named executive officers." In this discussion, the terms "we," "our," "us" or similar terms refer to the Company.

Overview of Executive Compensation Philosophy

We recognize the importance of maintaining sound principles for the development and administration of our executive compensation and benefit programs. Specifically, we design our executive compensation and benefit programs to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash bonuses, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

Role of the Compensation Committee

The Board appoints the Compensation Committee, which consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of the Securities Exchange Act of 1934. The following individuals are members of the Compensation Committee:

- John N. Nunnelly (Chairperson)
- JoAnn M. Martin
- Paul C. Schorr III
- Gail L. Warden

The Compensation Committee determines compensation programs for our executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. Periodically, the Compensation Committee reviews and determines our compensation and benefit programs, with the objective of ensuring the executive compensation and benefits programs are consistent with our compensation philosophy. At the time of such reviews, our management has engaged a nationally recognized compensation consultant.

At the time the Compensation Committee determined compensation for 2011, our most recent review of our compensation and benefit programs had been conducted in 2007. For our review in 2007, our management engaged Buck Consultants, a nationally recognized compensation consultant. Our management instructed Buck Consultants to benchmark the base salary, total cash compensation and total direct compensation that we offer our named executive officers. Buck Consultants worked with our management to update the group of companies that we had used during the previous major review of our compensation and benefit programs in 2003 to ensure that the companies included in the group in 2007 had revenue that was comparable to ours and a similar industry and market focus. Buck Consultants and our management selected companies based on one or more of the following characteristics:

- A Global Industry Classification Standard code the same or similar to ours;
- A business model similar to ours;
- Stable financial performance over recent periods;
- Annual revenue approximating $20 million to $150 million; and
- Directly competitive with us, regardless of revenue comparability.

The companies selected for our review of compensation in 2007 were the following:

- Opinion Research Corporation
- The Advisory Board Company
- Forrester Research, Inc.
- Greenfield Online, Inc.
- Phase Forward Incorporated
- Landauer, Inc.
- NetRatings, Inc.
- Keynote Systems, Inc.
- Vitria Technology, Inc.
- BrandPartners Group Inc.
- Guideline, Inc.
- Netsmart Technologies Inc.
- Mediware Information Systems, Inc.
- Rainmaker Systems, Inc.
- The Management Network Group, Inc.
- HealthStream, Inc.
- Insightful Corporation
- Health Grades, Inc.

We refer to these companies as "comparable companies." In determining compensation levels for our named executive officers in 2007, our Compensation Committee reviewed the comparable company data to the extent the data reflected positions similar to those held by our named executive officers. Our Compensation Committee considered these data and other information provided by Buck Consultants to assess our competitive position with respect to the following components of compensation:

- Base salary;
- Annual cash incentive compensation; and
- Long-term equity incentive compensation.

One objective of the Compensation Committee in setting compensation for our executive officers other than our Chief Executive Officer, is to establish base salary at a competitive level compared with comparable companies to attract and retain highly-qualified individuals. The Compensation Committee's considerations in setting our Chief Executive Officer's base salary are described below. For our executive officers other than our Chief Executive Officer, we consider base salary to be at a "competitive level" if it is within 20% above or below the median level paid by comparable companies to similarly situated executives. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Based on this comparable information and other information, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which levels are then generally adjusted only to reflect changes in responsibilities or comparable company data.

The Compensation Committee administers our annual cash incentive program and long-term equity incentive plans, and approves all awards made under the program and plans. For annual and long-term incentives, the Compensation Committee considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of our Chief Executive Officer as to executive compensation programs for all of the other officers. The Compensation Committee makes its decisions regarding general program adjustments to future base salaries, annual incentives and long-term incentives concurrently with its assessment of the executive officers' performance. Adjustments generally become effective in January of each year.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in determining 2011 compensation levels for our named executive officers:

- Considered the comparative company data provided in 2007 by Buck Consultants;
- Reviewed the performance of our Chief Executive Officer and determined his total compensation;
- Reviewed and approved a compensation package proposed by our Chief Executive Officer for Ms. Susan L. Henricks, who joined our company in July 2011 as our President and Chief Operating Officer.
- Reviewed and approved a compensation package proposed by our Chief Executive Officer for Mr. Kevin R. Karas in connection with Mr. Karas joining our company in December 2010 as Senior Vice President Finance and his appointment as our Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary effective September 1, 2011.

- Reviewed the performance of our other executive officer and other key associates (i.e., employees) with assistance from our Chief Executive Officer; and

- Determined total compensation for our named executive officers based on the 2007 compensation review, recommendations by our Chief Executive Officer (as to the other officers) and changes in officer responsibilities.

2011 Say on Pay Vote

In May 2011 (after the 2011 executive compensation actions described in this Compensation Discussion and Analysis had taken place), we held our first advisory shareholder vote on the compensation of our named executive officers at our annual shareholders' meeting, and, consistent with the recommendation of the Board, our shareholders approved our executive compensation, with more than 99% of votes cast in favor. Consistent with this strong vote of shareholder approval, we have not undertaken any material changes to our executive compensation programs in response to the outcome of the vote. At our annual shareholders' meeting in 2011, we also held our first advisory shareholder vote on the frequency of future advisory shareholder votes on the compensation of our named executive officers. As previously disclosed, although the Board initially recommended holding the advisory vote to approve the compensation of our named executive officers once every three years and the shareholder vote supported the Board's recommendation, the Board subsequently determined to hold the vote every year until the next required advisory vote on the frequency of the advisory shareholder vote on the compensation of our named executive officers, which is scheduled to occur at our 2017 annual meeting of shareholders.

2012 Compensation Review

During the last quarter of 2011, the Compensation Committee began another major review of executive officer compensation that will be completed in 2012, engaging Buck Consultants to assist with the review and provide benchmarking data. This review was still in its initial stages in 2011, however, and had no effect on compensation paid in 2011 or on the Compensation Committee's decisions with respect to 2011 compensation.

Total Compensation

We intend to continue our strategy of compensating our executive officers at competitive levels through programs that emphasize performance-based incentive compensation in the form of cash and equity-based awards. To that end, we have structured total executive compensation to ensure that there is an appropriate balance between a focus on our long-term versus short-term performance. We believe that the total compensation paid or awarded to the executive officers during 2011 was consistent with our financial performance and the individual performance of each of our executive officers. We also believe that this total compensation was reasonable in its totality and is consistent with our compensation philosophies described above.

CEO Compensation

The Compensation Committee reviews annually the salary and total compensation levels of Michael D. Hays, our Chief Executive Officer. Based on the comparative company data that Buck Consultants provided as part of our compensation review completed in 2007, Mr. Hays' salary and overall compensation are significantly below the median level paid to chief executive officers of comparable companies. Due to Mr. Hays' large holding of our stock and his desire to materially align his compensation with the interests of our other shareholders, he requested that his base salary and targeted overall compensation remain unchanged. The Compensation Committee has not proposed an increase in his salary or overall compensation since 2005.

Elements of Compensation

Base Salary

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies, with the exception of Mr. Hays' salary as noted above. In 2011, for Ms. Henricks, who joined our company as an executive officer, and Mr. Karas, who was promoted to the position of Chief Financial Officer, the Compensation Committee established base salary taking into consideration the recommendations of our Chief Executive Officer and the Committee members' own business judgment and experience. For Patrick E. Beans, who was continuing in service, the Compensation Committee also considered individual performance, level of responsibility and skills and experience. (Mr. Beans was an executive officer for only part of the year, until September 1, 2011.) Within the framework of offering competitive base salaries, we attempt to minimize base salary increases in order to limit our exposure if we do not meet our objectives for financial growth under our incentive compensation program. Based on comparable company information and the other factors noted above, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which are then generally adjusted only to reflect changes in responsibilities. For 2011, the annual base salaries of our named executive officers who were executive officers for the full year did not change. Ms. Henricks' annual base salary was set at $300,000 when she joined our company and Mr. Karas' annual base salary was set at $225,000 when he joined our company as Senior Vice President Finance. Base salaries paid to our named executive officers in 2011 represented the following percentages of their total compensation.

	Base Salary as a Percentage of Total Compensation
Michael D. Hays	47%
Susan L. Henricks	23%
Kevin R. Karas	33%
Patrick E. Beans	57%

Annual Cash Incentive

Our executive officers are eligible for annual cash incentive awards under our incentive compensation program. Please note that, while we may refer to annual cash incentive awards as bonuses in this discussion, the award amounts are reported in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation" pursuant to the Securities and Exchange Commission's regulations.

We intend for our incentive compensation program to provide an incentive to meet and exceed our financial goals, and to promote a superior level of performance. Within the overall context of our pay philosophy and culture, the program:

- Provides competitive levels of total cash compensation;
- Aligns pay with organizational performance;

- Focuses executive attention on key business metrics; and
- Provides a significant incentive for achieving and exceeding performance goals.

Under our incentive compensation program, the Compensation Committee establishes performance measures for our named executive officers at the beginning of each year. For 2011, the Compensation Committee used our overall revenue and net income as performance measures because the Compensation Committee believes these are key measures of our ability to deliver value to our shareholders for which our named executive officers have primary responsibility. The Compensation Committee weighted the two performance measures equally in determining bonus payouts. The Compensation Committee structured the incentive compensation program so that our named executive officers would receive a bonus based on the percentage of growth in overall revenue and net income in 2011 over 2010, starting from "dollar one" of such growth and capped at 200% of base salary. Consistent with past years, the Compensation Committee structured the incentive compensation program for our named executive officers to require performance representing growth in revenue or net income for any payout to be received.

The Compensation Committee structured the incentive compensation program to permit payouts to be earned for any growth in revenue and net income because it believed that providing an incentive to achieve growth in these measures would provide an effective incentive to the executive officers in 2011. The Compensation Committee determined that the bonuses under the incentive compensation program would be equal to the following (subject to a maximum of 200% of base salary): the product of the executive officer's base salary (i) multiplied by the sum of the percentage year over year increase, if any, in overall revenue plus the percentage year over year increase, if any, in overall net income (ii) multiplied by 2.5. The Compensation Committee also decided, in measuring performance under the incentive compensation program, to exclude the full-year effects on overall revenue and net income of our acquisition of Outcome Concept Systems, Inc., which took place in August 2010.

In determining the potential bonus amounts for our named executive officers described above, the Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that that payouts determined by these formulas were likely to produce results consistent with our past practice of setting annual target payouts at 50% of base salary, and would continue to provide competitive compensation consistent with our goals for annual incentive awards. The Compensation Committee also pro rated the bonus participation of Ms. Henricks to reflect her partial year of employment with our company.

The following table shows amounts actually earned by our named executive officers for 2011, along with the percentages of their total compensation these amounts represent.

Name	2011 Actual Bonus Percentage of Total Compensation	2011 Actual Bonus Amount
Michael D. Hays	36%	$ 97,206
Susan L. Henricks	18%	$114,450
Kevin R. Karas	25%	$171,675
Patrick E. Beans	22%	$ 66,150

Long-Term Equity Incentive

To provide an additional performance incentive for our executive officers and other key management personnel, our executive compensation package includes stock options and restricted stock grants. Under our 2001 Equity Incentive Plan and 2006 Equity Incentive Plan, the Compensation Committee also has the authority to grant other equity-based awards, including stock appreciation rights and performance shares. The general purpose of our current equity-based plans is to promote the achievement of our long-range strategic goals and enhance shareholder value. Options to purchase shares of common stock are typically granted with a per-share exercise price of 100% of the fair market value of a share of our common stock on the date of grant. We do, in certain limited situations, grant stock options with exercise prices that exceed the fair market value of our common shares on the date of grant. In July 2011, when Ms. Henricks joined our company as our President and Chief Operating Officer, we granted her stock options with an exercise price that exceeded the closing price of our common shares on the grant date to ensure that the options would have value only if our stock price increased significantly after the date of her hire. In either case, the value of the option will be dependent on the future market value of the common stock. We believe this helps to align the economic interests of our key management personnel with the interests of our shareholders. To encourage our key management personnel to continue in employment with us, we generally grant restricted stock under the 2006 Equity Incentive Plan subject to a five-year restriction period.

The Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2007 compensation review, and concluded that our practice of setting annual target equity awards for our executive officers at 50% of their respective then-current base salaries continues to provide competitive compensation consistent with our goals for equity awards. The Compensation Committee generally grants options to purchase shares of our common stock effective on a date in the first week of January. Accordingly, on January 5, 2011, the Compensation Committee granted options to each of our named executive officers who was then serving as an executive officer approximately equal in value to 50% of their respective then-current base salaries. To determine the number of options equal to 50% of an executive officer's base salary, the Compensation Committee divided the annual target equity award amount by the closing price per share of our common stock on the date of grant, and multiplied the resulting quotient by three. This method of calculating the number of options to grant to our named executive officers resulted in a slightly lower number of options than the Black-Scholes method would have indicated. As a result, our grants to our named executive officers had a grant date fair value of somewhat less than 50% of our named executive officers' respective base salaries. The number of options granted to our named executive officers is shown in the Grants of Plan-Based Awards Table.

The Compensation Committee also approved a grant of options to Ms. Henricks in July 2011 when she joined our company as our President and Chief Operating Officer with a value approximately equal to 100% of her base salary, determined using a calculation similar to the calculation of options approximately equal to 50% of base salary used for other named executive officers, as described above. The Compensation Committee approved the larger grant to Ms. Henricks as a one-time inducement award based on the recommendation of our Chief Executive Officer and the collective experience and judgment of the Compensation Committee members.

Mr. Karas was granted 6,964 shares of restricted stock in January 2011, prior to his appointment as an executive officer, with a value approximately equal to 100% of his base salary. The shares were granted with a five-year time-vesting schedule. The Compensation Committee approved the grant to Mr. Karas as a one-time inducement award based on the recommendation of our Chief Executive Officer and the collective experience and judgment of the Compensation Committee members.

Our Compensation Committee may condition awards on the achievement of various performance goals, including the following:

- Return on equity;
- Return on investment;
- Return on net assets;
- Shareholder value added;
- Earnings from operations;
- Pre-tax profits;
- Net earnings;
- Net earnings per share;
- Working capital as a percent of net cash provided by operating activities;
- Market price for our common stock; and
- Total shareholder return.

In conjunction with selecting the applicable performance goal or goals, the Compensation Committee will also fix the relevant performance level or levels (e.g., a 15% return on equity) that must be achieved with respect to the goal or goals in order for key associates to earn performance shares. For 2011, no awards were conditioned on such performance goals.

Other Benefits

To assist our associates in preparing financially for retirement, we maintain a 401(k) plan for all associates over 21 years of age, including our executive officers. Pursuant to the 401(k) plan, we match 25% of the first 6% of compensation contributed by our associates up to allowable Internal Revenue Service limitations. We also maintain group life, health, dental and vision insurance programs for all of our salaried employees, and our named executive officers are eligible to participate in these programs on the same basis as all other eligible employees. In 2011, in connection with the commencement of his employment with our company, we also reimbursed Mr. Karas for certain costs associated with his relocation from the Minneapolis area to the Lincoln area.

Agreements with Officers

We do not have employment, retention, severance, change of control or similar agreements with any of our executive officers. While we enter into award agreements with our executive officers and other participants under our long-term equity award plans, these agreements and plans do not provide for acceleration of vesting or other benefits upon a change of control or termination.

2011 SUMMARY COMPENSATION TABLE

Set forth below is information regarding compensation earned by or paid or awarded to the following of our executive officers during 2011: Michael D. Hays, our Chief Executive Officer; Susan L. Henricks, our President and Chief Operating Officer since July 2011; Kevin R. Karas, our Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary since September 1, 2011; and Patrick E. Beans, our Vice President, Treasurer, Chief Financial Officer and Secretary prior to September 1, 2011, and our current Senior Vice President Corporate Development. We had no other executive officers, as defined in Rule 3b-7 of the Securities Exchange Act of 1934, whose total compensation exceeded $100,000 during 2011. The identification of such named executive officers is determined based on the individual's total compensation for 2011, as reported below in the Summary Compensation Table, other than amounts reported as above-market earnings on deferred compensation and the actuarial increase in pension benefit accruals.

The following table sets forth for our named executive officers with respect to 2011, 2010 and 2009: (1) the dollar value of base salary earned during the year; (2) the aggregate grant date fair value of stock and option awards granted during the year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"); (3) the dollar value of earnings for services pursuant to awards granted during the year under non-equity incentive plans; (4) all other compensation for the year; and (5) the dollar value of total compensation for the year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation[2]	Total
Michael D. Hays Chief Executive Officer	2011	$127,400	--	--	$ 44,599	$ 97,206	$ 2,391	$271,596
	2010	$127,400	--	--	$ 38,927	$ 31,977	$ 3,012	$201,316
	2009	$127,400	--	--	$ 38,006	$ 86,314	$ 2,125	$253,845
Susan L. Henricks President and Chief Operating Officer[3]	2011	$143,077	--	--	$361,500	$114,450	$ 1,338	$620,415
Kevin R. Karas Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary[4]	2011	$225,000	--	$223,475	--	$171,675	$59,663	$679,813
Patrick E. Beans Senior Vice President Corporate Development[5]	2011	$175,000	--	--	$ 61,255	$ 66,150	$ 3,284	$305,689
	2010	$175,000	--	--	$ 53,471	$ 43,925	$ 4,131	$276,527
	2009	$175,000	--	--	$ 52,204	$118,563	$ 2,919	$348,686

(1) Represents the aggregate grant date fair value of the stock or option awards, as indicated, granted during the year, computed in accordance with FASB ASC Topic 718. See Note 7 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, for a discussion of assumptions made in the valuation of share-based compensation.

(2) Represents, for each of our named executive officers, the amount of our 401(k) matching contributions and, for Mr. Karas, the aggregate incremental cost to our company of (a) reimbursement of Mr. Karas' moving expenses in the amount of $13,062 and (b) payment of the commission on the sale of Mr. Karas' home in the amount of $43,213.

(3) Ms. Henricks became our President and Chief Operating Officer in July 2011.

(4) Mr. Karas became our Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary on September 1, 2011. Prior to his promotion, Mr. Karas served as a non-executive officer.

(5) Mr. Beans served as our Chief Financial Officer, Treasurer and Secretary until September 1, 2011. On September 1, 2011, Mr. Beans became our Senior Vice President Corporate Development, a non-executive-officer position.

GRANTS OF PLAN-BASED AWARDS IN 2011

We maintain the 2006 Equity Incentive Plan and the 2001 Equity Incentive Plan pursuant to which grants may be made to our executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2011. No equity incentive awards were granted to the named executive officers in 2011.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(1)]						
Name	**Grant Date**	**Threshold**	**Target**	**Maximum**	**All Other Stock Awards: No. of Shares of Stock or Units[(2)]**	**All Other Option Awards: No. of Securities Underlying Options[(3)]**	**Exercise or Base Price of Option Awards**	**Grant Date Fair Value of Stock and Option Awards**
Michael D. Hays	1/05/2011	-[(4)]	$ 63,700	$254,800	-	5,915	$32.31	$ 44,599
Susan L. Henricks	7/05/2011	-[(4)]	$ 75,000	$300,000	-	50,000	$42.00	$361,500
Kevin R. Karas	1/05/2011	-[(4)]	$112,500	$450,000	6,964	-	-	$223,475
Patrick E. Beans	1/05/2011	-[(4)]	$118,563	$350,000	-	8,124	$32.31	$ 61,255

(1) These amounts represent only potential payments under the 2011 incentive plan awards; the actual amounts received (if any) are shown in the Summary Compensation Table above. Since targets were not set for 2011, the target amounts shown are representative amounts based on the previous year's performance in accordance with the rules of the SEC.

(2) The restricted stock awards were granted under the 2006 Equity Incentive Plan.

(3) The stock option awards were granted under the 2001 Equity Incentive Plan.

(4) There were no thresholds for payments under these 2011 incentive plan awards; payments below target would be made for any year-over-year increase in any of the applicable performance measures.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2011, including the number of shares underlying both exercisable and unexercisable portions of each stock option, the exercise price and expiration date of each outstanding option, the number of shares of stock that have not vested and the market value of such shares.

	Option Awards				Stock Awards	
Name	No. of Securities Underlying Unexercised Options (Exercisable)	No. of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Michael D. Hays	18,298[1]	-	$16.10	01/05/14	-	-
	11,078[2]	-	$17.25	01/05/16	-	-
	-	8,356[3]	$22.87	01/05/17	-	-
	-	7,211[4]	$26.50	01/04/18	-	-
	-	6,703[5]	$28.51	01/05/19	-	-
	-	8,827[6]	$21.65	01/05/20	-	-
		5,915[7]	$32.31	01/05/21	-	-
Susan L. Henricks	-	50,000[8]	$42.00	07/05/21	-	-
Kevin R. Karas	-	-	-	-	6,964[9]	$270,273[9]
Patrick E. Beans	12,121[1]	-	$16.10	01/05/14	-	-
	13,884[10]	-	$15.46	01/05/15	-	-
	13,066[2]	-	$17.25	01/05/16	-	-
	-	9,855[3]	$22.87	01/05/17	-	-
	-	9,906[4]	$26.50	01/04/18	-	-
	-	9,207[5]	$28.51	01/05/19	-	-
	-	12,125[6]	$21.65	01/05/20	-	-
	-	8,124[7]	$32.31	01/05/21	-	-

(1) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2009.
(2) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2011.
(3) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2012.
(4) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2013.
(5) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2014.
(6) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2015.
(7) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2016.
(8) Options vest in full on the fifth anniversary of the grant date. These options will vest on July 5, 2016.
(9) Restricted stock becomes fully exercisable on the fifth anniversary of the grant date. These shares are exercisable on January 5, 2016. The market value is based on the $38.81 per share closing price of our common stock on the NASDAQ Stock Market on December 30, 2011.
(10) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2010.

No stock options were exercised during 2011 by the Company's named executive officers, and no restricted stock vested.

Risk Assessment of Compensation Policies and Practices

The Board relies on the Compensation Committee to address risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from the Company's compensation policies and practices and considers safeguards against incentives to take excessive risks. Based on its most recent review, the Compensation Committee has concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the preceding Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.

John N. Nunnelly, Chairperson
JoAnn M. Martin
Paul C. Schorr III
Gail L. Warden

2011 DIRECTOR COMPENSATION

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Based on, among other things, a 2010 director competitive compensation assessment for the Company by Presidio Pay Advisors, Inc., the recommendations of Presidio Pay Advisors and management, and a review of best practices in this area, directors who are not executive officers of the Company are compensated as follows: an annual retainer of $35,000 for the lead director and $25,000 for each other director, a fee of $1,000 for each Board meeting attended, a fee of $1,000 for each Audit Committee meeting attended ($1,500 per meeting for the chairperson of the Audit Committee) and a fee of $750 for each Compensation Committee, Nominating Committee and/or Strategic Planning Committee meeting attended ($1,000 per meeting for the chairperson of each such committee). Directors are also reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof. Ms. Martin served as the Company's lead director from 2007 to January 2012 and Mr. Nunnelly has served as the Company's lead director since January 2012.

Pursuant to the 2004 Director Plan, each director who is not an associate (i.e., employee) of the Company also receives an annual grant of an option to purchase 12,000 shares of our common stock on the date of each Annual Meeting of Shareholders. The options have an exercise price equal to the fair market value of the common stock on the date of grant and vest one year after the grant date.

The following table sets forth information regarding the compensation received by each of the Company's directors during 2011:

Name	Fees Earned or Paid in Cash	Option Awards[1]	Total
JoAnn M. Martin	$47,250	$89,760	$137,010
John N. Nunnelly	$45,000	$89,760	$134,760
Paul C. Schorr III	$43,250	$89,760	$133,010
Gail L. Warden	$40,250	$89,760	$130,010

[1] Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 7 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, for a discussion of assumptions made in the valuation of share-based compensation. As of December 31, 2011, the outstanding option awards for each director were as follows: Ms. Martin – 72,000; Mr. Nunnelly – 60,000; Mr. Schorr – 72,000; Mr. Warden – 67,592.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

This proposal provides our shareholders with the opportunity to cast a vote either for or against a non-binding, advisory resolution to approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narrative discussion in this proxy statement. We are required to hold this vote by Section 14A of the Securities Exchange Act of 1934. As discussed in the Compensation Discussion and Analysis above, beginning on page 10, we have designed our executive compensation and benefit programs for our executive officers, including our named executive officers, to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash incentives, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

The Board invites you to review carefully the Compensation Discussion and Analysis beginning on page 10 and the tabular and other disclosures on compensation beginning on page 18, and cast an advisory vote either for or against the following resolution:

> "Resolved, that shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section and the compensation tables and narrative discussion contained in this Proxy Statement."

While the vote does not bind the Board to any particular action, the Board values the input of our shareholders, and will take into account the outcome of this vote in considering future compensation arrangements.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the non-binding resolution to approve the Company's executive compensation program must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" the non-binding resolution and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and any owner of greater than 10% of the Company's Common Stock to file reports with the Securities and Exchange Commission concerning their ownership of the Company's Common Stock. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2011, all of its directors and executive officers and owners of greater than 10% of the Company's Common Stock complied with the Section 16(a) filing requirements, except for JoAnn M. Martin and Gail L. Warden who each had one transaction reported late.

MISCELLANEOUS

Independent Registered Public Accounting Firm

KPMG LLP acted as the independent registered public accounting firm for the Company in 2011 and it is anticipated that such firm will be similarly appointed to act in 2012. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of the Company's independent registered public accounting firm. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

The fees to KPMG LLP for the fiscal years ended December 31, 2011, and 2010 were as follows:

	2011	2010
Audit Fees[1]	$221,000	$293,500
Audit-Related Fees	--	--
Tax Fees[2]	52,980	38,006
All Other Fees	--	--
Total	$273,980	$331,506

(1) Audit of annual financial statements and review of financial statements included in Forms 10-Q and audit of significant acquiree under Rule 3-05.
(2) Tax consultations and tax return preparation.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by its independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. During 2011, no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

Shareholder Proposals

Proposals that shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2013 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on November 30, 2012. In addition, a shareholder who otherwise intends to present business at the 2013

Annual Meeting (including nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the Annual Meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (i.e., proposals shareholders intend to present at the 2013 Annual Meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 9, 2013, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2013 Annual Meeting. If the Board chooses to present such proposal at the 2013 Annual Meeting, then the persons named in proxies solicited by the Board for the 2013 Annual Meeting may exercise discretionary voting power with respect to such proposal.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. For future deliveries of annual reports to shareholders and/or proxy statements, shareholders may also request that we deliver multiple copies at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the annual report to shareholders and/or proxy statement may also request delivery of a single copy. Shareholders may notify the Company of their requests by calling or writing Kevin R. Karas, Secretary, National Research Corporation, at (402) 475-2525 or 1245 Q Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Kevin R. Karas
Secretary

March 30, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	47-0634000 (I.R.S. Employer Identification No.)
1245 Q Street Lincoln, Nebraska (Address of principal executive offices)	68508 (Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, $.001 par value	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 30, 2011: $70,192,505.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock, $0.001 par value, outstanding as of February 20, 2012: 6,759,728 shares

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the 2012 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as National Research Corporation ("NRC," the "Company," "we," "our," "us" or similar terms) "believes," "expects," or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the following factors:

- The possibility of non-renewal of the Company's client service contracts;
- The Company's ability to compete in its markets, which are highly competitive, and the possibility of increased price pressure and expenses;
- The effects of an economic downturn;
- The possibility of consolidation in the healthcare industry;
- The impact of federal healthcare reform legislation or other regulatory changes;
- The Company's ability to retain its limited number of key clients;
- The Company's ability to attract and retain key managers and other personnel;
- The possibility that the Company's intellectual property and other proprietary information technology could be copied or independently developed by its competitors;
- Regulatory developments; and
- The factors set forth under the caption "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Shareholders, potential investors and other readers are urged to consider these and other factors in evaluating the forward-looking statements, and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

General

National Research Corporation, a Wisconsin corporation, believes it is a leading provider of performance measurement and improvement services, healthcare analytics and governance education to the healthcare industry in the United States and Canada. The Company believes it has achieved this leadership position based on 31 years of industry experience and its relationships with many of the industry's largest organizations. The Company's portfolio of services addresses the growing needs of healthcare organizations to measure and improve satisfaction, quality and cost outcomes relative to the services that they provide. Since its founding in 1981 in Lincoln, Nebraska, NRC has focused on meeting the information needs of the healthcare industry. The Company's services, which are comprehensive, include data collection, healthcare analytics, best practice identification and effective delivery of value-added business intelligence that enables its clients to improve performance across key business metrics. Through its extensive array of service capabilities and industry relationships, NRC is positioned to provide healthcare information services to organizations across a wide continuum of service delivery segments.

The NRC Solution

The Company addresses the healthcare industry's growing need to measure and improve performance across the broad and rapidly changing continuum of healthcare service delivery. The Company provides services designed to enable its clients to obtain and effectively utilize healthcare analytics and business intelligence to improve performance against key metrics relative to satisfaction, quality and cost outcomes across the organization. The Company's solutions are designed to respond to the rapidly changing needs of the healthcare industry. NRC utilizes dynamic data collection, analysis and business intelligence delivery processes to optimize its clients' ability to improve performance. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market-driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, residents, families, etc.) and to all service points across the healthcare delivery continuum.

The Company's performance measurement and improvement services and healthcare analytics are delivered throughout the healthcare industry under several brand names, including NRC Picker, My InnerView ("MIV"), Ticker, Outcome Concept Systems ("OCS"), Illuminate and NRC Picker Canada.

Through its division known as The Governance Institute ("TGI"), NRC offers subscription-based governance information services and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their boards, medical leadership, and management performance in the United States. TGI conducts timely conferences, produces publications, videos, white papers and research studies, and tracks industry trends showcasing the best practices of healthcare boards across the country.

Growth Strategy

The Company believes that it can continue to grow through (1) increasing sales of existing services to its existing clients, (2) increasing the number of clients through market share growth in existing market segments, (3) expanding the sale of existing services into new market segments, (4) introducing new services to new and existing clients, and (5) pursuing acquisitions of, or investments in, firms providing products, services or technologies which complement those of the Company.

Product Offerings

The Company's performance measurement and improvement services are designed to enable its clients to effectively collect, analyze and utilize meaningful business intelligence to improve performance relative to satisfaction, quality, cost, clinical outcomes and other key performance metrics. NRC has developed proprietary web-based electronic delivery systems that provide clients the ability to review results and reports online, independently analyze data, query data sets, customize a number of reports and distribute reports electronically. The Company has also developed business intelligence solutions which provide clients with current key metric results, as well as best practice benchmarking information.

The Company's MIV division is a leading provider of performance measurement and improvement services to the senior care profession. MIV works with over 8,000 senior-care providers throughout the United States, housing what the Company believes is the largest dataset of senior-care satisfaction metrics in the nation.

The OCS division is a leading provider of quality and performance improvement solutions to the home health market. OCS provides performance measurement and improvement services, healthcare analytics and hosted software solutions to a large segment of the leading home healthcare providers in the United States.

Ticker serves as a market information and competitive intelligence source, as well as a comparative performance database. Ticker is the largest consumer-based study of consumers' perceptions of, and satisfaction with, hospitals and health systems in more than 300 markets across the country, representing the views of approximately 265,000 households in the largest markets in the continental United States. Ticker provides comprehensive assessments, including consumer quality perceptions, product-line preferences, service use and visit satisfaction for more than 4,900 hospitals and health systems. More than 200 data items relevant to healthcare providers and purchasers are reported in Ticker, including hospital quality and image ratings, hospital selection factors, household preventative health behaviors, presence of chronic conditions, and emerging market issues such as social media and retail mini clinics.

Through TGI, the Company offers subscription-based governance education services. These education services are provided for the boards of directors and medical leadership of hospitals and healthcare systems. The Company provides information regarding organization governance as well as emerging healthcare issues through online content, publications, periodicals, reference books, and associated videos through its resource catalog. The Company also produces several executive healthcare leadership conferences each year which are exclusively available to clients.

Clients

The Company's ten largest clients accounted for 20%, 19%, and 19% of the Company's total revenue in 2011, 2010 and 2009, respectively. Approximately 8% of the Company's revenue was derived from foreign customers in 2011, 2010, and 2009.

For financial information by geographic area, see Note 12 to the Company's consolidated financial statements.

Sales and Marketing

The Company generates the majority of its revenue from client renewals, supplemented by sales of new products and services to existing clients and the addition of new clients. NRC sales activities are carried out by a direct sales organization staffed with professional, trained sales associates. As compared to the typical industry practice of compensating sales associates with relatively high base pay and a relatively small sales commission, NRC compensates its sales staff with relatively low base pay and a relatively high commission component. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top-quality sales associates.

In addition to prospect leads generated by direct sales associates, the Company's integrated marketing activities facilitate its ongoing receipt of prospect request-for-proposals. NRC uses lead generation mechanisms to add generated leads to its database of current and potential client contacts. The Company also maintains an active public relations program which includes (1) an ongoing presence in leading industry trade press and in the mainstream press, (2) public speaking at strategic industry conferences, (3) fostering relationships with key industry constituencies, and (4) the annual Consumer Choice Award program recognizing top-ranking healthcare organizations.

Competition

The healthcare information and market research services industry is highly competitive. The Company has traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools, and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company's primary competitors among such specialty firms include Press Ganey, which NRC believes has significantly higher annual revenue than the Company, and three or four other firms that NRC believes have less annual revenue than the Company. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research and (2) firms which provide services or products that complement healthcare performance assessments such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with the Company's services, many of these competitors have substantially greater financial, information gathering, and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, unique service capabilities, credibility of provider, industry experience, and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic survey tools, syndicated market research, accredited leadership conferences, educational programs, benchmarking database information, and relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems, and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents. Consequently, it relies on a combination of copyright and trade secret laws and associate nondisclosure agreements to protect its systems, survey instruments and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether the Company is ultimately successful in defending against such claims.

Associates

As of December 31, 2011, the Company employed a total of 308 persons on a full-time basis. In addition, as of such date, the Company had 68 part-time associates primarily in its survey operations, representing approximately 34 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining unit. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information as of February 1, 2012, regarding the executive officers of the Company:

Name	Age	Position
Michael D. Hays	57	Chief Executive Officer
Susan L. Henricks	61	President and Chief Operating Officer
Kevin R. Karas	54	Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary

Michael D. Hays has served as Chief Executive Officer and a director since he founded the Company in 1981. He also served as President of the Company from 1981 to 2004 and from July 2008 to July 2011. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Susan L. Henricks has served as President and Chief Operating Officer of the Company since she joined the Company in July 2011. Prior to joining the Company, she served as Managing Partner and Co-Founder of Arbor Capital, LLC, a private equity firm focused primarily on companies in the marketing and information services, payments technology and business process outsourcing sectors, from 2008. Prior to starting Arbor Capital, Ms. Henricks served as President of the Financial Institution Services business of First Data Corporation, the largest processor of credit card, debit card and merchant transactions in the U.S., from 2006 to 2008, President of RRD Direct and then the directories business of RR Donnelley, a global leader in printing and print services, from 2000 to 2006, President of Donnelley Marketing, a direct marketing services company, from 1999 to 2000, and President of First Data Enterprises, the credit card issuing business of First Data Corporation, from 1997 to 1999. Ms. Henricks also held various leadership positions with Metromail Corporation, a direct marketing services company, from 1985 to 1997, including President and CEO from 1993 to 1997.

Kevin R. Karas has served as Chief Financial Officer, Treasurer and Secretary of the Company since September 2011, and as Senior Vice President Finance since he joined the Company in December 2010. Prior to joining the Company, he served as Vice President of Finance for Lifetouch Portrait Studios, Inc., a national retail photography company, from 2005 to 2010. Mr. Karas also previously served as Chief Financial Officer at CARSTAR, Inc., an automobile collision repair franchise business, from 2000 to 2005, Chief Financial Officer at Rehab Designs of America, Inc., a provider of orthotic and prosthetic services, from 1993 to 2000, and as a regional Vice President of Finance and Vice President of Operations at Novacare, Inc., a provider of physical rehabilitation services, from 1988 to 1993. He began his career as a Certified Public Accountant at Ernst & Young.

Executive officers of the Company are elected by and serve at the discretion of the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 1A. Risk Factors

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

We depend on contract renewals for a large share of our revenue and our operating results could be adversely affected.

We expect that a substantial portion of our revenue for the foreseeable future will continue to be derived from renewable service contracts. Substantially all contracts are renewable annually at the option of our clients, although a client generally has no minimum purchase commitment under a contract and the contracts are generally cancelable on short or no notice without penalty. To the extent that clients fail to renew or defer their renewals, we anticipate our results may be materially adversely affected. Our ability to secure renewals depends on, among other things, our ability to gather and analyze performance data in a consistent, high-quality, and timely fashion. In addition, the service needs of our clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions, and changes in management or ownership. As these factors are beyond our control, we cannot ensure that we will be able to maintain our renewal rates. Any material decline in renewal rates from existing levels would have an adverse effect on our revenue and a corresponding effect on our operating and net income.

Our operating results may fluctuate and this may cause our stock price to decline.

Our overall operating results may fluctuate as a result of a variety of factors, including the size and timing of orders from clients, client demand for our services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, expense increases, and industry and general economic conditions. Because a significant portion of our overhead is fixed in the short-term, particularly some costs associated with owning and occupying our building and full-time personnel expenses, our results of operations may be materially adversely affected in any particular period if revenue falls below our expectations. These factors, among others, make it possible that in some future period our operating results may be below the expectations of securities analysts and investors which would have a material adverse effect on the market price of our common stock.

We operate in a highly competitive market and could experience increased price pressure and expenses as a result.

The healthcare information and market research services industry is highly competitive. We have traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments that create their own performance measurement tools, and with relatively small specialty research firms that provide survey-based healthcare market research and/or performance assessment. The Company's primary competitors among such specialty firms include Press Ganey, which we believe has significantly higher annual revenue than us, and three or four other firms that we believe have less annual revenue than us. To a certain degree, we currently compete with, and anticipate that in the future we may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research, and (2) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with our services, many of these competitors have substantially greater financial, information gathering, and marketing resources than the

Company and could decide to increase their resource commitments to our market. There are relatively few barriers to entry into the Company's market, and we expect increased competition in our market which could adversely affect our operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry.

Substantially all of our revenue is derived from clients in the healthcare industry. As a result, our business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. Recently, Congressional leaders enacted a comprehensive healthcare reform plan, including provisions to control healthcare costs, improve healthcare quality and expand access to affordable health insurance. These programs could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of our services. Moreover, there has been consolidation of companies in the healthcare industry, a trend which we believe will continue to grow. Consolidation in this industry, including the potential acquisition of certain of our clients, could adversely affect aggregate client budgets for our services or could result in the termination of a client's relationship with us. The impact of these developments on the healthcare industry is difficult to predict and could have an adverse effect on our revenue and a corresponding effect on our operating and net income.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010. The new legislation makes extensive changes to the current system of healthcare insurance and benefits that will include changes in Medicare and Medicaid payment policies and other healthcare delivery reforms aimed at improving quality and decreasing costs, comparative effectiveness research, and independent payment advisory boards, among other provisions. These provisions could negatively impact our health care clients and could impact the services we provide our clients, the demand for the services we provide and the Company's business. At this time, it is difficult to estimate the impact of this legislation on the Company but there can be no assurances that health care reform will not adversely impact either our operating results or the manner in which we operate our business.

We rely on a limited number of key clients and a loss of one or more of these key clients will adversely affect our operating results.

We rely on a limited number of key clients for a substantial portion of our revenue. The Company's ten largest clients accounted for 20%, 19%, and 19% of the Company's total revenue in 2011, 2010, and 2009, respectively.

We cannot assure you that we will maintain our existing client base, maintain or increase the level of revenue or profits generated by our existing clients, or be able to attract new clients. Furthermore, the healthcare industry continues to undergo consolidation and we cannot assure you that such consolidation will not cause us to lose clients. The loss of one or more of our large clients or a significant reduction in business from such clients, regardless of the reason, may have a negative effect on our revenue and a corresponding effect on our operating and net income. See "Risk Factors - Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry."

We face several risks relating to our ability to collect the data on which our business relies.

Our ability to provide timely and accurate performance measurement and improvement services to our clients depends on our ability to collect large quantities of high-quality data through surveys and interviews. If receptivity to our survey and interview methods by respondents declines, or for some other reason their willingness to complete and return surveys declines, or if we, for any reason, cannot rely on the integrity of the data we receive, then our revenue could be adversely affected, with a corresponding effect on our operating and net income. We also rely on third-party panels of pre-recruited consumer households to produce Ticker in a timely manner. If we are not able to continue to use these panels, or the time period in which we use these panels is altered and we cannot find alternative panels on a timely, cost-competitive basis, we could face an increase in our costs or an inability to effectively produce Ticker. In either case, our operating and net income could be negatively affected.

Our principal shareholder effectively controls our company.

Michael D. Hays, our Chief Executive Officer, beneficially owned approximately 62% of our outstanding common stock as of February 20, 2012. As a result, Mr. Hays can control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of our company unless the terms are approved by Mr. Hays.

Our business and operating results could be adversely affected if we are unable to attract or retain key managers and other personnel.

Our future performance may depend, to a significant extent, upon the efforts and ability of our key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels within our company, the loss of the services of Michael D. Hays, our Chief Executive Officer, or one or more of our other senior managers, could have a material adverse effect, at least in the short to medium term, on most significant aspects of our business, including strategic planning, product development, and sales and customer relations. As of December 31, 2011, we maintained $500,000 of key officer life insurance on Mr. Hays. Our success will also depend on our ability to hire, train and retain skilled personnel in all areas of our business. Currently, we do not have employment agreements with our officers or our other key personnel. Competition for qualified personnel in our industry is intense, and many of the companies that compete with us for qualified personnel have substantially greater financial and other resources than us. Furthermore, we expect competition for qualified personnel to become more intense as competition in our industry increases. We cannot assure you that we will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

If intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends in part upon our data collection process, research methods, data analysis techniques, and internal systems and procedures that we have developed specifically to serve clients in the healthcare industry. We have no patents. Consequently, we rely on a combination of copyright, trade secret laws and associate nondisclosure agreements to protect our systems, survey instruments and procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

Our business and operating results could be adversely affected if we experience business interruptions or failure of our information technology and communication systems.

Our ability to provide timely and accurate performance measurement and improvement services to our clients depends on the efficient and uninterrupted operation of our information technology and communication systems, and those of our external service providers. Our systems and those of our external service providers, could be exposed to damage or interruption from fire, natural disasters, energy loss, telecommunication failure, security breach and computer viruses. An operational failure or outage in our information technology and communication systems or those of our external service providers, could result in loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges and damage our reputation and may result in additional expense to repair or replace damaged equipment and recover data loss resulting from the interruption. Although we have taken steps to prevent system failures and have back-up systems and procedures to prevent or reduce disruptions, such steps may not prevent an interruption of services and our disaster recovery planning may not account for all contingencies. Additionally, our insurance may not adequately compensate us for all losses or failures that may occur. Any one of the above situations could have a material adverse effect on our business, financial condition, results of operations and reputation.

Security breaches or computer viruses could harm our business.

In connection with our client services, we receive, process, store and transmit sensitive business information electronically over the Internet. Computer viruses could spread throughout our systems and disrupt operations and service delivery. Unauthorized access to our computer systems or databases could result in the theft or publication of confidential information or the deletion or modification of records or could otherwise cause interruption in our operations. We cannot be certain that the technology protecting our networks and information will successfully prevent computer viruses, data thefts, release of confidential information or security breaches. A compromise in our data security systems that results in inappropriate disclosure of our associates', customers' or vendors' confidential information, could harm our reputation and expose us to regulatory action and claims. Changes in privacy and information security laws and standards may require we incur significant expense to ensure compliance due to increased technology investment and operational procedures. An inability to prevent security breaches or computer viruses or failure to comply with privacy and information security laws could result in litigation and regulatory risk, loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges and damage our reputation, which could adversely affect our business, financial condition, results of operations and reputation.

Our growth strategy includes future acquisitions which involve inherent risk.

In order to expand services or technologies to existing clients and increase our client base, we may make strategic business acquisitions that we believe complement our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, or results of operations, including, among other things: (1) failure to successfully integrate the purchased operations, technologies, products or services and maintain uniform standard controls, policies and procedures; (2) substantial unanticipated integration costs; (3) loss of key associates including those of the acquired business; (4) diversion of management's attention from other operations; (5) failure to retain the customers of the acquired business; (6) failure to achieve any projected synergies and performance targets; (7) additional debt and/or assumption of known or unknown liabilities; (8) dilutive issuances of equity securities; and (9) a write-off of goodwill, software development costs, client lists, other intangibles and amortization of expenses. If we fail to successfully complete acquisitions or integrate acquired businesses, we may not achieve projected results and there may be a material adverse effect on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments to report pursuant to this item.

Item 2. Properties

The Company's headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet are used for the Company's operations. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution, data processing, analysis and report generation, marketing, and corporate administration. The Company's term notes are secured by this property, among other things.

The Company is leasing 2,600 square feet of office space in Markham, Ontario, 5,100 square feet of office space in San Diego, California and 8,100 square feet of office space in Seattle, Washington.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, $0.001 par value ("Common Stock"), is traded on the NASDAQ Global Market under the symbol "NRCI." The following table sets forth the range of high and low sales prices for, and dividends declared on, the Common Stock for the period from January 1, 2010, through December 31, 2011:

	High	Low	Dividends Declared Per Common Share
2010 Quarter Ended:			
March 31	$25.91	$19.00	$.19
June 30	$27.50	$21.45	$.19
September 30	$26.90	$22.07	$.19
December 31	$35.33	$25.21	$.19
2011 Quarter Ended:			
March 31	$34.25	$29.01	$.22
June 30	$36.89	$33.63	$.22
September 30	$44.44	$30.96	$.22
December 31	$38.96	$28.00	$.22

On February 20, 2012, there were approximately 23 shareholders of record and approximately 1,200 beneficial owners of the Common Stock.

In March 2005, the Company announced the commencement of a quarterly cash dividend. Cash dividends of $5.9 million and $5.1 million in the aggregate were declared and paid during the twelve-month periods ended December 31, 2011 and 2010, respectively. The payment and amount of future dividends is at the discretion of the Company's Board of Directors and will depend on the Company's future earnings, financial condition, general business conditions and other factors.

In February 2006, the Board of Directors of the Company authorized the repurchase of 750,000 shares of common stock in the open market or in privately negotiated transactions. As of February 20, 2012, 539,743 shares have been purchased under this authorization.

The table below summarizes stock repurchases during the three-month period ended December 31, 2011.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2011	--	--	--	256,376
November 1 – November 30, 2011	--	--	--	256,376
December 1 – December 31, 2011	4,947	$34.65	4,947	251,429

The following graph compares the cumulative 5-year total return provided shareholders on National Research Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2006, and its relative performance is tracked through December 31, 2011.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among National Research Corporation, the NASDAQ Composite Index, and the Russell 2000 Index
$250
$200
$150
$100
$50
$0
12/06
12/07
12/08
12/09
12/10
12/11
National Research Corporation
NASDAQ Composite
Russell 2000

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN DATA

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/06	12/07	12/08	12/09	12/10	12/11
National Research Corporation	100.00	121.24	132.63	97.43	166.09	193.23
NASDAQ Composite	100.00	110.26	65.65	95.19	112.10	110.81
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2011, 2010, and 2009, and the selected balance sheet data at December 31, 2011 and 2010, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 2008 and 2007, and the balance sheet data at December 31, 2009, 2008, and 2007, are derived from audited consolidated financial statements not included herein. The Company acquired OCS on August 3, 2010, MIV on December 19, 2009, and customer contracts of SQ Strategies on April 1, 2008. See Note 2 and Note 7 to the Company's consolidated financial statements.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Statement of Income Data:					
Revenue	$ 75,767	$ 63,398	$ 57,692	$ 51,013	$ 48,923
Operating expenses:					
Direct expenses	28,667	24,635	24,148	23,611	21,801
Selling, general and administrative	23,300	20,202	16,016	12,728	13,173
Depreciation and amortization	5,065	4,704	3,831	2,685	2,583
Total operating expenses	57,032	49,541	43,995	39,024	37,557
Operating income	18,735	13,857	13,697	11,989	11,366
Other expense	(575)	(542)	(580)	(6)	(248)
Income before income taxes	18,160	13,315	13,117	11,983	11,118
Provision for income taxes	6,596	4,816	4,626	4,538	4,278
Net income	$ 11,564	$ 8,499	$ 8,491	$ 7,445	$ 6,840
Net income per share - basic	$ 1.73	$ 1.28	$ 1.28	$ 1.11	$ 1.00
Net income per share - diluted	$ 1.69	$ 1.26	$ 1.26	$ 1.09	$ 0.98
Dividends per share	$ 0.88	$ 0.76	$ 0.64	$ 0.56	$ 0.48
Weighted average shares outstanding – basic	6,672	6,637	6,637	6,685	6,850
Weighted average shares outstanding – diluted	6,842	6,735	6,723	6,831	7,011

	December 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Balance Sheet Data:					
Working capital deficiency	$ (2,262)	$ (8,809)	$ (4,432)	$ (10,650)	$ (2,384)
Total assets	100,676	95,770	72,499	72,145	61,869
Total debt and capital lease obligations, including current portion	14,912	16,599	7,719	12,954	2,993
Total shareholders' equity	$ 55,554	$ 48,584	$ 44,171	$ 38,598	$ 42,286

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company believes it is a leading provider of performance measurement and improvement services, healthcare analytics and governance education to the healthcare industry in the United States and Canada. The Company believes it has achieved this leadership position based on 31 years of industry experience and its relationships with many of the industry's largest organizations. The Company's portfolio of services addresses the growing needs of healthcare organizations to measure and improve satisfaction, quality and cost outcomes relative to the services that they provide. Since its founding in 1981 in Lincoln, Nebraska, NRC has focused on meeting the information needs of the healthcare industry. The Company's services, which are comprehensive, include data collection, healthcare analytics, best practice identification and effective delivery of value-added business intelligence that enables its clients to improve performance across key business metrics. Through its extensive array of service capabilities and industry relationships, NRC is positioned to provide healthcare information services to organizations across a wide continuum of service delivery segments.

Acquisitions

On August 3, 2010, the Company acquired all of the issued and outstanding shares of stock and stock rights of OCS, a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers. The acquisition provides the Company with an entry in the home health and hospice markets through OCS's customer relationships with home healthcare and hospice providers and expands the Company's service offerings across the continuum of care. Goodwill related to the acquisition of OCS primarily relates to intangible assets that do not qualify for separate recognition, including the depth and knowledge of management. The all-cash consideration paid at closing was $15.3 million, net of $1.0 million cash received.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these areas involving difficult or complex judgments made by management with respect to the preparation of the Company's consolidated financial statements for fiscal year 2011 include:

- Revenue recognition;
- Valuation of goodwill and identifiable intangible assets; and
- Income taxes.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance measurement and improvement services, healthcare analytics and governance education services. The Company provides these services to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company also derives some revenue from its custom and other research projects.

Certain contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for services provided under these contracts are recognized under the proportional performance method. Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

Services are also provided under subscription-based service agreements. The Company recognizes subscription-based service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

The Company also derives revenue from hosting arrangements where our propriety software is offered as a service to our customers through our data processing facilities. The Company's revenue also includes software-related revenue for software license revenue, installation services, post-contract support (maintenance) and training. Software-related revenue is recognized in accordance with the provisions of Accounting Standards Codification ("ASC") 985-605, *Software-Revenue Recognition.*

Hosting arrangements to provide customers with access to the Company's propriety software are marketed under long-term arrangements, generally over periods of one to three years. Under these arrangements, the customer is not provided the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty, and the customer is not provided the right to run the software on their own hardware or contract with another party unrelated to us to host the software. Upfront fees for set-up services are typically billed for our hosting arrangements. However, these arrangements do not qualify for separation from the ongoing hosting services due to the absence of standalone value for the set-up services. Therefore, we account for these arrangements as service contracts and recognize revenue ratably over the hosting service period when all other conditions to revenue are met. Other conditions that must be met before the commencement of revenue recognition include achieving evidence of an arrangement, determining that the collection of the revenue is probable, and determining that fees are fixed and determinable.

The Company's software arrangements typically involve the sale of a time-based license bundled with installation services, post-contract support ("PCS") and training. License terms range from one year to three years and require an annual fee for bundled elements of the arrangement. PCS is also contractually provided for a period that is co-terminus with the term of the time-based license. The Company's installation services are not considered to be essential to the functionality of the software license. The Company does not achieve vendor-specific objective evidence ("VSOE") of the fair value of the undelivered elements of its software arrangements (primarily PCS) and, therefore, these arrangements are accounted for as a single unit of accounting with revenue recognized ratably over the minimum bundled PCS period.

The Company's revenue arrangements (not involving software elements) may include multiple elements. In assessing the separation of revenue for elements of such arrangements, we first determine whether each delivered element has standalone value based on whether we or other vendors sell the services separately. We also consider whether there is sufficient evidence of the fair value of the elements in allocating the fees in the arrangement to each element. Revenue allocated to an element is limited to revenue that is not subject to refund or otherwise represents contingent revenue.

On January 1, 2011, the Company prospectively adopted Accounting Standard Update ("ASU") 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (ASU 2009-13).* For arrangements entered into or materially modified beginning January 1, 2011, we allocated revenue to arrangements with multiple elements based on relative selling price using a selling price hierarchy. The selling price for a deliverable is based on its VSOE if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the best estimate of the selling price is used for that deliverable based on list price, representing a component of management's market strategy, and an analysis of historical prices for bundled and standalone arrangements.

Valuation of Goodwill and Identifiable Intangible Assets

Intangible assets include customer relationships, trade names, non-compete agreements and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis and comparable market multiples. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

All of the Company's goodwill is allocated to its reporting units. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company tests goodwill for impairment. Under the income approach, there are a number of inputs used to calculate the fair value using a discounted cash flow model, including operating results, business plans, projected cash flows and a discount rate. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, which considers market and industry data. Operational management develop growth rates and cash flow projections for each reporting unit considering industry and Company-specific historical and projected information. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant weighted average cost of capital and low long-term growth rates. Under the market approach, the Company considers its market capitalization, comparisons to other public companies' data and recent transactions of similar businesses within the Company's industry. No impairments were recorded during the years ended December 31, 2011, 2010 or 2009.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Management judgment is required to determine the provision for income taxes and to determine whether deferred income taxes will be realized in full or in part. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards, the adequacy of valuation allowances, the election to capitalize or expense costs incurred, and the probability of outcomes of uncertain tax positions. It is possible that the various taxing authorities could challenge those judgments or positions and reach conclusions that would cause us to incur tax liabilities in excess of, or realize benefits less than, those currently recorded. In addition, changes in the geographical mix or estimated amount of annual pretax income could impact our overall effective tax rate.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's consolidated financial statements, expressed as a percentage of total revenue and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's consolidated financial statements.

	Percentage of Total Revenue Year Ended December 31,			Percentage Increase (Decrease)	
	2011	2010	2009	2011 over 2010	2010 over 2009
Revenue	100.0%	100.0%	100.0%	19.5%	9.9%
Operating expenses:					
Direct expenses	37.8	38.8	41.9	16.4	2.0
Selling, general and administrative	30.8	31.9	27.8	15.3	26.1
Depreciation and amortization	6.7	7.4	6.6	7.7	22.8
Total operating expenses	75.3	78.1	76.3	15.1	12.6
Operating income	24.7%	21.9%	23.7%	35.2%	1.2%

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

Revenue. Revenue increased 19.5% in 2011 to $75.8 million from $63.4 million in 2010. This increase was due to the addition of OCS (increasing revenue by $4.5 million), market share growth, increased pricing from enhanced offerings, and vertical growth in the existing client base from successful cross-selling activities. The Company expects revenue to continue to grow in 2012 by 15% to 20%.

Direct expenses. Direct expenses increased 16.4% to $28.7 million in 2011 from $24.6 million in 2010. Direct variable expenses are costs that vary with volumes, and consist mainly of printing, postage, hourly labor, and contracted survey work. Direct fixed expenses consist mainly of salaries and benefits, and contracted services for client service, analytical, research, and information technology development functions. The primary reason for the increase in direct expenses was due to an increase in variable expenses of $2.4 million, including postage of $1.1 million and contracted survey related costs of $1.1 million to service the higher volume of business, and an increase in fixed expenses of $675,000 from additional staffing and related expenses in information technology development and client service functions. The addition of OCS also increased variable expenses by $106,000 and fixed expenses by $809,000. Direct expenses decreased as a percentage of revenue to 37.8% in 2011 from 38.8% during 2010, mainly due to leveraging revenue growth and expanded use of more cost-efficient survey methodologies. The Company increased direct expense in the fourth quarter of 2011 and will continue to increase direct expenses as a percentage of revenue in the short term, as we increased staffing to support new clients added in late 2011.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $3.1 million or 15.3% to $23.3 million in 2011 from $20.2 million in 2010. Of the increase, $2.0 million was primarily due to the expansion of the sales force, increased sales commissions, and the addition of several executives in various leadership roles. The addition of OCS accounted for the remaining $1.1 million of the increase. Selling, general, and administrative expenses decreased as a percentage of revenue to 30.8% for 2011 from 31.9% for 2010, primarily due to 2011 sales and revenue growth from the sales expansion in 2010, decreases in acquisition and transition-related expenses for OCS and the consolidation of MIV sales and operations activities into the Lincoln location incurred in 2010 compared to 2011. The Company expects selling, general and administrative expenses as a percentage of revenue to continue to decline as we continue to leverage revenue growth in 2012 against selling, general and adminstrative expenses.

Depreciation and amortization. Depreciation and amortization expenses increased 7.7% to $5.1 million in 2011 from $4.7 million in 2010, primarily due to the addition of OCS in 2010. Depreciation and amortization expenses as a percentage of revenue decreased to 6.7% in 2011 from 7.4% in 2010. The Company expects depreciation expense in 2012 to continue at a comparable rate as a percentage of revenue.

Provision for income taxes. The provision for income taxes totaled $6.6 million (36.3% effective tax rate) for 2011 compared to $4.8 million (36.2% effective tax rate) for 2010. The increase in the effective tax rate was due to higher state taxes, partially offset by increased research and development credits and a decrease in unrecognized tax benefits.

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

Revenue. Revenue increased 9.9% in 2010 to $63.4 million from $57.7 million in 2009. The acquisition of OCS accounted for $3.0 million of the increase with the remainder due to the addition of new clients and expanded sales from existing clients.

Direct expenses. Direct expenses increased 2% to $24.6 million in 2010 from $24.1 million in 2009. The primary reason for the increase in direct expenses was due to the acquisition of OCS, which added approximately $1.4 million, and investment in a new business unit, Illuminate, offset by increased use of more cost-efficient survey methodology, as well as staffing reductions. Direct expenses decreased as a percentage of revenue to 38.8% in 2010 from 41.9% during 2009.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 26.1% to $20.2 million in 2010 from $16.0 million in 2009. The increase was primarily due to the addition of OCS (adding $1.0 million), $312,000 in acquisition and transition costs associated with the acquisition of OCS, investment in a new product development, expansion of the sales force, and the addition of several executives in various leadership roles. Selling, general and administrative expenses increased as a percentage of revenue to 31.9% in 2010 from 27.8% in 2009, mainly due to sales expansion efforts in 2010 throughout the Company, acquisition and transition costs associated with OCS and investment in a new product development.

Depreciation and amortization. Depreciation and amortization expenses increased 22.8% to $4.7 million in 2010 from $3.8 million in 2009. Depreciation and amortization increased as a percentage of revenue to 7.4% in 2010 from 6.6% in 2009. Approximately $351,000 of the increase was related to the acquisition of OCS, with the remainder primarily due to a large software project that was placed into service at the end of 2009.

Provision for income taxes. The provision for income taxes totaled $4.8 million (36.2% effective tax rate) for 2010 compared to $4.6 million (35.3% effective tax rate) for 2009. The effective tax rate was higher in 2010 due to an adjustment to deferred tax balances based on higher projected federal taxable rates and a decrease in research and development tax credits.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on revenue or net income in the last three years.

Liquidity and Capital Resources

As of December 31, 2011, our principal sources of liquidity included $8.1 million of cash and cash equivalents and up to $6.5 million of unused borrowings under our revolving credit note. The amount of unused borrowings actually available under the revolving credit note varies in accordance with the terms of the agreement. The Company believes that our existing sources of liquidity, including cash and cash equivalents, borrowing availability, and operating cash flow will be sufficient to meet its projected capital and debt maturity needs and dividend policy for the foreseeable future.

Working Capital

The Company had a working capital deficiency of $2.3 million on December 31, 2011, compared to a $8.8 million working capital deficiency on December 31, 2010. The working capital deficiency balance is primarily due to a deferred revenue balance of $16.5 million and $17.7 million as of December 31, 2011 and 2010, respectively.

The deferred revenue balance is primarily due to timing of initial billings on new and renewal contracts. The Company typically invoices clients for performance tracking services and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenue earned, or deferred revenue, on the Company's consolidated financial statements, and are recognized as income when earned. In addition, when work is performed in advance of billing, the Company records this work as revenue earned in excess of billings, or unbilled revenue. Substantially all deferred revenue and all unbilled revenue will be earned and billed respectively, within 12 months of the respective period ends.

Cash Flow Analysis

A summary of operating, investing, and financing activities are shown in the following table:

	For the Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Provided by operating activities	$18,481	$14,603	$ 13,666
Used in investing activities	(6,927)	(16,980)	(3,002)
(Used in) provided by financing activities	(6,886)	3,254	(9,548)
Effect of exchange rate changes on cash	(105)	130	287
Net increase in cash and cash equivalents	4,563	1,007	1,403
Cash and cash equivalents at end of period	$8,082	$3,519	$ 2,512

Cash Flows from Operating Activities

Cash flows from operating activities consist of net income adjusted for non-cash items including depreciation and amortization, deferred taxes, and the effect of working capital changes.

Net cash provided by operating activities was $18.5 million for the year ended December 31, 2011, which included net income of $11.6 million, plus non-cash charges (benefits) for deferred tax expense, depreciation and amortization, tax benefit from exercise of stock options and non-cash stock compensation totaling $7.2 million. Changes in working capital decreased 2011 cash flows from operating activities by $273,000, primarily due to timing of initial billings on new or renewal contracts decreasing cash flows provided from trade accounts receivable and deferred revenue, partially offset by timing of payments on accrued expenses and income taxes.

Net cash provided by operating activities was $14.6 million for the year ended December 31, 2010, which included net income of $8.5 million, plus non cash charges (benefits) for deferred tax expense, depreciation and amortization and non-cash stock compensation totaling $6.1 million.

Net cash provided by operating activities was $13.7 million for the year ended December 31, 2009, which included net income of $8.5 million, plus non-cash charges (benefits) for deferred tax expense, depreciation and amortization, and non-cash stock compensation totaling $6.2 million. Changes in working capital reduced 2009 cash flows from operating activities by $1.0 million.

Cash Flows from Investing Activities

Net cash of $6.9 million was used for investing activities in the year ended December 31, 2011. Earn-out payments related to the MIV acquisition approximated $4.1 million, and purchases of property and equipment totaled $2.8 million.

Net cash of $17.0 million was used for investing activities in the year ended December 31, 2010. Cash of $15.3 million was used for the acquisition of OCS and $172,000 was paid under the earn-out related to the MIV acquisition. Cash of $1.5 million was used for the purchase of property and equipment.

Net cash of $3.0 million was used for investing activities in the year ended December 31, 2009. Earn-out payments related to the MIV acquisition approximated $93,000 and purchases of property and equipment totaled $2.9 million.

Cash Flows from Financing Activities

Net cash used in financing activities was $6.9 million in the year ended December 31, 2011. Cash was generated from borrowings under the Company's term note and revolving credit note totaling $4.5 million. Proceeds from the exercise of stock options and the excess tax benefit of share-based compensation provided cash of $568,000 and $407,000, respectively, partially offset by repurchases of shares for payroll tax withholdings related to share-based compensation of $146,000. Cash was used to pay dividends of $5.9 million, repay borrowings under the term note and revolving credit note totaling $6.2 million, and repay capital lease obligations of $130,000.

Net cash provided by financing activities was $3.3 million in the year ended December 31, 2010. Cash was generated from borrowings under the term note and revolving credit note totaling $11.3 million. Proceeds from the exercise of stock options provided cash of $274,000. Cash was used to pay dividends of $5.1 million, repay borrowings under the term note and revolving credit note totaling $2.8 million, and repurchases of the Company's common stock for $399,000.

Net cash used in financing activities was $9.5 million in the year ended December 31, 2009. Cash was generated from borrowings under the term note and revolving credit note totaling $4.9 million. Cash was used to pay dividends of $4.3 million and repay borrowings under the term note and revolving credit note totaling $10.1 million.

The effect of changes in foreign exchange rates increased (decreased) cash and cash equivalents by ($105,000), $130,000, and $287,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

Capital Expenditures

Capital expenditures for the year ended December 31, 2011, were $2.8 million. These expenditures consisted mainly of computer software, computer hardware, furniture and other equipment. The Company expects similar capital expenditure purchases in 2012 consisting primarily of computer software and hardware and other equipment, to be funded through cash generated from operations.

Debt and Equity

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. In July 2010, the Company refinanced the existing term loan with a $6.9 million fixed rate term loan. The new term loan is payable in 35 monthly installments of $80,104 with a balloon payment for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%. The outstanding balance of the term note at December 31, 2011, was $6.0 million.

On July 31, 2010, the Company borrowed $10.0 million under a fixed rate term note to partially finance the acquisition of OCS. The term loan is payable in 35 monthly installments of $121,190 with a balloon payment for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%. The outstanding balance of the term note at December 31, 2010, was $8.5 million.

The term notes are secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangible assets. The term notes contain various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2011, the Company was in compliance with these restrictions and covenants.

The Company entered into a revolving credit note in 2006. The maximum aggregate amount available under the revolving credit note, following an addendum to the note in March 2008, is $6.5 million. The revolving credit note was renewed in June 2011 to extend the term to June 30, 2012. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on June 30, 2012. The Company expects to extend the term of the revolving credit note for at least one year beyond the maturity date. If, however, the note cannot be extended, the Company believes it has adequate cash flows from operations to meet its debt and capital needs.

The maximum aggregate amount available under the revolving credit note of $6.5 million is subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. Borrowings under the renewed revolving credit note bear interest at a variable annual rate, with three rate options at the discretion of management as follows: (1) 2.5% plus the daily reset one-month LIBOR rate, or (2) 2.2% plus the one-, two-, three-, six- or twelve-month LIBOR rate, or (3) the bank's Money Market Loan Rate. The rate at December 31, 2011 was 2.79%. As of December 31, 2011, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $6.5 million as of December 31, 2011.

The agreement under which the Company acquired MIV provided for contingent earn-out payments over three years based on growth in revenue and earnings. The 2010 and 2009 earn-out payments paid in February 2011 and 2010, were $1.6 million and $172,000 respectively, net of closing valuation adjustments, and were recorded as additions to goodwill. In April 2011, the Company reached an agreement which limited the final earn-out payment associated with the MIV acquisition at $2.6 million. Of this amount, $2.5 million was paid during April 2011 and a final payment of $117,000 was paid in September 2011. The payments have been recorded as additions to goodwill.

Contractual Obligations

The Company had contractual obligations to make payments in the following amounts in the future as of December 31, 2011:

Contractual Obligations (In thousands)	Total Payments	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Operating leases	$ 2,058	$ 676	$ 1,155	$ 227	$ --
Capital leases	519	147	365	7	--
Uncertain tax positions[1]	266	--	--	--	--
Long-term debt	15,319	2,617	12,702	--	--
Total	$ 18,162	$ 3,440	$ 14,222	$ 234	$ --

[1] We have $266,000 in liabilities associated with uncertain tax positions. We are unable to reasonably estimate the expected cash settlement dates of these uncertain tax positions with the taxing authorities.

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

Shareholders' equity increased $7.0 million to $55.6 million in 2011 from $48.6 million in 2010. The increase was primarily due to net income of $11.6 million and $2.1 million related share-based compensation, partially offset by dividends paid of $5.9 million.

Stock Repurchase Program

In February 2006, the Board of Directors of the Company authorized the repurchase of 750,000 shares of common stock in the open market or in privately negotiated transactions. As of December 31, 2011, the remaining number of shares that could be purchased under this authorization was 251,429.

Off-Balance Sheet Obligations

The Company has no significant off-balance sheet obligations other than the operating lease commitments disclosed in "Liquidity and Capital Resources."

Adoption of New Accounting Pronouncements

On January 1, 2011, the Company prospectively adopted ASU 2009-13. This guidance eliminates the residual method under the current guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. Additionally, it requires that revenue be allocated to each deliverable based on estimated selling price, even though such deliverables are not sold separately either by the Company or other vendors. The selling price for each deliverable is determined using vendor-specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the best estimate of the selling price is used for that deliverable. As a result, the new guidance allows some revenue to be recognized earlier and in different amounts than previous requirements. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements during the year ended December 31, 2011, and is not expected to materially impact subsequent periods.

Recent Accounting Pronouncements

In June and December 2011, the Financial Accounting Standards Board ("FASB") issued guidance which requires comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity, which is the Company's current presentation, will no longer be allowed. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The guidance will change the Company's financial statement presentation but is not expected to have a material effect on its financial condition or results of operations.

In September 2011, the FASB issued guidance that simplified how entities test for goodwill impairment. This guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The guidance is not expected to have a material effect on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company's primary market risk exposure is changes in foreign currency exchange rates and interest rates.

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Foreign currency translation gains (losses) were ($201,000), $339,000, and $775,000 in 2011, 2010, and 2009, respectively. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

We are exposed to interest rate risk with both our fixed-rate term debt and variable rate revolving line of credit facility. At December 31, 2011, our fixed rate term debt totaled $14.5 million. We estimate that a one percent change in market interest rates as of December 31, 2011 would change the fair value of our fixed-rate debt outstanding as of December 31, 2011, by approximately $12,000. We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average daily borrowings of the revolving line of credit facility. The analysis indicated that such a movement would change interest expense on an annual basis by approximately $3,000.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2011. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	(In thousands, except per share data)							
	Quarter Ended							
	Dec. 31, 2011	Sept 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept 30, 2010	June 30, 2010	Mar. 31, 2010
Revenue	$ 19,111	$ 18,549	$ 18.316	$ 19,791	$ 15,883	$ 16,006	$ 14,139	$ 17,370
Direct expenses	7,178	7,471	7,260	6,758	6,264	6,038	5,877	6,456
Selling, general and administrative	5,648	5,572	5,990	6,090	5,938	5,250	4,545	4,469
Depreciation and amortization	1,275	1,312	1,235	1,243	1,322	1,225	1,059	1,098
Operating income	5,010	4,194	3,831	5,700	2,359	3,493	2,658	5,347
Other expense	(158)	(77)	(144)	(196)	(200)	(160)	(42)	(140)
Provision for income taxes	1,720	1,470	1,358	2,048	590	1,191	956	2,079
Net income	$ 3,132	$ 2,647	$ 2,329	$ 3,456	$ 1,569	$ 2,142	$ 1,660	$ 3,128
Net income per share – basic	$ 0.47	$ 0.40	$ 0.35	$ 0.52	$ 0.24	$ 0.32	$ 0.25	$ 0.47
Net income per share – diluted	$ 0.46	$ 0.39	$ 0.34	$ 0.51	$ 0.23	$ 0.32	$ 0.25	$ 0.47
Weighted average shares outstanding – basic	6,691	6,679	6,665	6,654	6,644	6,632	6,634	6,640
Weighted average shares outstanding – diluted	6,847	6,850	6,855	6,809	6,780	6,727	6,732	6,711

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Research Corporation:

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Lincoln, Nebraska
March 1, 2012

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

Assets	**2011**	**2010**
Current assets:		
Cash and cash equivalents	$ 8,082	$ 3,519
Trade accounts receivable, less allowance for doubtful accounts of $289 and $337, respectively	11,187	9,172
Unbilled revenue	913	1,115
Prepaid expenses and other	1,166	1,347
Recoverable income taxes	-	1,277
Deferred income taxes	789	911
Total current assets	22,137	17,341
Net property and equipment	13,613	14,482
Intangible assets, net	7,073	8,638
Goodwill	57,730	55,133
Other	123	176
Total assets	$ 100,676	$ 95,770
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of notes payable	$ 1,861	$ 1,827
Accounts payable	783	956
Accrued wages, bonus and profit sharing	3,591	4,315
Accrued expenses	1,519	1,351
Income taxes payable	145	-
Deferred revenue	16,500	17,701
Total current liabilities	24,399	26,150
Notes payable, net of current portion	12,625	14,333
Deferred income taxes	7,588	6,193
Deferred revenue	185	184
Capital lease obligations, net of current portion	325	326
Total liabilities	45,122	47,186
Shareholders' equity:		
Common stock, $0.001 par value; authorized 20,000,000 shares, issued 8,117,849 in 2011 and 8,044,855 in 2010, outstanding 6,724,280 in 2011 and 6,668,574 in 2010	8	8
Additional paid-in capital	31,080	28,970
Retained earnings	46,995	41,343
Accumulated other comprehensive income	907	1,108
Treasury stock, at cost; 1,393,569 shares in 2011 and 1,376,281 shares in 2010	(23,436)	(22,845)
Total shareholders' equity	55,554	48,584
Total liabilities and shareholders' equity	$ 100,676	$ 95,770

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for per share amounts)

	2011	2010	2009
Revenue	$ 75,767	$ 63,398	$ 57,692
Operating expenses:			
Direct expenses	28,667	24,635	24,148
Selling, general and administrative	23,300	20,202	16,016
Depreciation and amortization	5,065	4,704	3,831
Total operating expenses	57,032	49,541	43,995
Operating income	18,735	13,857	13,697
Other income (expense):			
Interest income	13	6	2
Interest expense	(629)	(491)	(405)
Other, net	41	(57)	(177)
Total other expense	(575)	(542)	(580)
Income before income taxes	18,160	13,315	13,117
Provision for income taxes	6,596	4,816	4,626
Net income	$ 11,564	$ 8,499	$ 8,491
Net income per share - basic	$ 1.73	$ 1.28	$ 1.28
Net income per share - diluted	$ 1.69	$ 1.26	$ 1.26
Weighted average shares and shares equivalent outstanding - basic	6,672	6,637	6,637
Weighted average shares and shares equivalent outstanding - diluted	6,842	6,736	6,723

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands except share and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 2008	$ 8	$ 27,217	$ 33,677	$ (6)	$ (22,298)	$ 38,598
Purchase of 3,528 shares of treasury stock	--	--	--	--	(84)	(84)
Issuance of 2,023 common shares for the exercise of stock options	--	18	--	--	--	18
Tax benefit from the exercise of options and vested restricted stock	--	17	--	--	--	17
Cancellation of 3,901 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	619	--	--	--	619
Dividends declared of $0.64 per common share	--	--	(4,263)	--	--	(4,263)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	775	--	775
Net income	--	--	8,491	--	--	8,491
Total comprehensive income	--	--	--	--	--	9,266
Balances at December 31, 2009	$ 8	$ 27,871	$ 37,905	$ 769	$ (22,382)	$ 44,171
Purchase of 20,349 shares of treasury stock	--	--	--	--	(463)	(463)
Issuance of 17,573 common shares for the exercise of stock options	--	274	--	--	--	274
Tax benefit from the exercise of options and vested restricted stock	--	46	--	--	--	46
Issuance of 9,238 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	779	--	--	--	779
Dividends declared of $0.76 per common share	--	--	(5,061)	--	--	(5,061)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	339	--	339
Net income	--	--	8,499	--	--	8,499
Total comprehensive income	--	--	--	--	--	8,838
Balances at December 31, 2010	$ 8	$ 28,970	$ 41,343	$ 1,108	$ (22,845)	$ 48,584
Purchase of 17,288 shares of treasury stock	--	--	--	--	(591)	(591)
Issuance of 58,671 common shares for the exercise of stock options	--	940	--	--	--	940
Tax benefit from the exercise of options and vested restricted stock	--	407	--	--	--	407
Issuance of 14,323 restricted common shares, net of forfeitures	--	--	--	--	--	--
Non-cash stock compensation expense	--	763	--	--	--	763
Dividends declared of $0.88 per common share	--	--	(5,912)	--	--	(5,912)
Comprehensive income						
Change in cumulative translation adjustment	--	--	--	(201)	--	(201)
Net income	--	--	11,564	--	--	11,564
Total comprehensive income	--	--	--	--	--	11,363
Balances at December 31, 2011	$ 8	$ 31,080	$ 46,995	$ 907	$ (23,436)	$ 55,554

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 11,564	$ 8,499	$ 8,491
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,065	4,704	3,831
Deferred income taxes	1,297	614	1,733
(Gain) Loss on sale of property and equipment	(1)	1	1
Tax benefit from exercise of stock options	66	33	--
Non-cash stock compensation expense	763	779	619
Change in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	(2,064)	(2,489)	1,396
Unbilled revenue	194	91	(315)
Prepaid expenses and other	132	1,854	(516)
Accounts payable	52	(1,391)	(278)
Accrued expenses, wages, bonus and profit sharing	1,176	113	(73)
Income taxes payable and recoverable	1,420	(442)	(326)
Deferred revenue	(1,183)	2,237	(897)
Net cash provided by operating activities	18,481	14,603	13,666
Cash flows from investing activities:			
Purchases of property and equipment	(2,812)	(1,539)	(2,909)
Acquisitions, net of cash acquired and earn-out on acquisitions	(4,115)	(15,441)	(93)
Net cash used in investing activities	(6,927)	(16,980)	(3,002)
Cash flows from financing activities:			
Proceeds from notes payable	4,545	11,300	4,916
Payments on notes payable	(6,218)	(2,799)	(10,108)
Payments on capital lease obligations	(130)	(43)	(44)
Proceeds from exercise of stock options	568	274	18
Excess tax benefit from share-based compensation	407	46	17
Purchase of treasury stock	--	(399)	(84)
Repurchase of shares for payroll tax withholdings related to share-based compensation	(146)	(64)	--
Payment of dividends on common stock	(5,912)	(5,061)	(4,263)
Net cash (used in) provided by financing activities	(6,886)	3,254	(9,548)
Effect of exchange rate changes on cash	(105)	130	287
Net increase in cash and cash equivalents	4,563	1,007	1,403
Cash and cash equivalents at beginning of period	3,519	2,512	1,109
Cash and cash equivalents at end of period	$ 8,082	$ 3,519	$ 2,512
Supplemental disclosure of cash paid for:			
Interest expense, net of capitalized amounts	$ 542	$ 497	$ 498
Income taxes	$ 3,383	$ 4,549	$ 2,999

Supplemental disclosures of non-cash investing activities:

Capital lease obligations for property and equipment originating during the years ended December 31, 2011, 2010 and 2009 was $115,000, $389,000 and $0, respectively.

In connection with the Company's equity incentive plans, certain optionees tendered to the Company previously owned shares to pay for the option strike price. The total non-cash stock options exercised was $445,000, $-0- and $-0- for the years ended December 31, 2011, 2010 and 2009, respectively.

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of performance measurement and improvement services, healthcare analytics and governance education to the healthcare industry in the United States and Canada. The Company's ten largest clients accounted for 20%, 19%, and 19% of the Company's total revenue in 2011, 2010, and 2009, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance measurement and improvement services, healthcare analytics and governance education services. The Company provides these services to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company also derives some revenue from its custom and other research projects.

Certain contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for services provided under these contracts are recognized under the proportional performance method. Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

Services are also provided under subscription-based service agreements. The Company recognizes subscription-based service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

The Company also derives revenue from hosting arrangements where our propriety software is offered as a service to our customers through our data processing facilities. The Company's revenue also includes software-related revenue for software license revenue, installation services, post-contract support (maintenance) and training. Software-related revenue is recognized in accordance with the provisions of Accounting Standards Codification ("ASC") 985-605, *Software-Revenue Recognition.*

Hosting arrangements to provide customers with access to the Company's propriety software are marketed under long-term arrangements generally over periods of one to three years. Under these arrangements, the customer is not provided the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty, and the customer is not provided the right to run the software on their own hardware or contract with another party unrelated to us to host the software. Upfront fees for set-up services are typically billed for our hosting arrangements, however, these arrangements do not qualify for separation from the ongoing hosting services due to the absence of standalone value for the set-up services. Therefore, we account for these arrangements as service contracts and recognize revenue ratably over the hosting service period when all other conditions to revenue are met. Other conditions that must be met before the commencement of revenue recognition include achieving evidence of an arrangement, determining that the collection of the revenue is probable, and determining that fees are fixed and determinable.

The Company's software arrangements typically involve the sale of a time-based license bundled with installation services, post-contract support ("PCS") and training. License terms range from one year to three years, and require an annual fee for bundled elements of the arrangement. PCS is also contractually provided for a period that is co-terminus with the term of the time-based license. The Company's installation services are not considered to be essential to the functionality of the software license. The Company does not achieve vendor-specific objective evidence ("VSOE") of the fair value of the undelivered elements of its software arrangements (primarily PCS) and, therefore, these arrangements are accounted for as a single unit of accounting with revenue recognized ratably over the minimum bundled PCS period.

The Company's revenue arrangements (not involving software elements) may include multiple elements. In assessing the separation of revenue for elements of such arrangements, we first determine whether each delivered element has standalone value based on whether we, or other vendors, sell the services separately. We also consider whether there is sufficient evidence of the fair value of the elements in allocating the fees in the arrangement to each element. Revenue allocated to an element is limited to revenue that is not subject to refund or otherwise represent contingent revenue.

On January 1, 2011, the Company prospectively adopted Accounting Standard Update ("ASU") 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (ASU 2009-13).* For arrangements entered into or materially modified beginning January 1, 2011, we allocated revenue to arrangements with multiple elements based on relative selling price using a selling price hierarchy. The selling price for a deliverable is based on its VSOE if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the best estimate of the selling price is used for that deliverable based on list price, representing a component of management's market strategy, and an analysis of historical prices for bundled and standalone arrangements.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific account analysis and on the Company's historical write-off experience. The Company reviews the allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability and provisions are made for accounts not specifically reviewed. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses computer software costs as incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding, installation and testing of software during the application project stage are capitalized. Costs for training and application maintenance are expensed as incurred. The Company has capitalized approximately $840,000, $900,000 and $450,000, of internal and external costs incurred for the development of internal-use software for the years ended December 31, 2011, 2010 and 2009, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses the straight-line method of depreciation and amortization over estimated useful lives of three to ten years for furniture and equipment, three to five years for computer equipment, three to five years for capitalized software, and ten to forty years for the Company's office building and related improvements.

Leases are categorized as operating or capital at the inception of the lease. Assets under capital lease obligations are reported at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. The Company depreciates capital lease assets without transfer-of-ownership or bargain-purchase-options using the straight-line method over the lease terms, excluding any lease renewals, unless the lease renewals are reasonably assured. Capital lease assets with transfer-of-ownership or bargain-purchase-options are depreciated using the straight-line method over the assets' estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairments were recorded during the years ended December 31, 2011, 2010 or 2009.

Among others, management believes the following circumstances are important indicators of potential impairment of such assets and as a result may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, trade names, non-compete agreements and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis and comparable market multiples. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

All of the Company's goodwill is allocated to its reporting units. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company tests goodwill for impairment. Under the income approach, there are a number of inputs used to calculate the fair value using a discounted cash flow model, including operating results, business plans, projected cash flows and a discount rate. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, which considers market and industry data. Operational management develops growth rates and cash flow projections for each reporting unit considering industry and Company-specific historical and projected information. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant weighted average cost of capital and low long-term growth rates. Under the market approach, the Company considers its market capitalization, comparisons to other public companies' data and recent transactions of similar businesses within the Company's industry. No impairments were recorded during the years ended December 31, 2011, 2010 or 2009.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company uses the deferral method of accounting for its investment tax credits related to state tax incentives. During the years ended December 31, 2011, 2010 and 2009, the Company recorded income tax benefits relating to these tax credits of $229,000, $251,000, and $189,000.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company had an unrecognized tax benefit at December 31, 2011 and 2010 of $266,000 and $269,000, respectively excluding interest of $43,000 and $31,000, respectively and no penalties. Of this amount, $266,000 and $269,000 at December 31, 2011 and 2010, respectively represents the net unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate. The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense. The Company is not subject to tax examinations for years prior to 2008 in the U.S. and 2007 in Canada.

Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments. The compensation expense is recognized based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity-classified awards.

Amounts recognized in the financial statements with respect to these plans:

	2011	2010	2009
		(In thousands)	
Amounts charged against income, before income tax benefit	$ 763	$ 779	$ 619
Amount of related income tax benefit	302	309	238
Total net income impact	$ 461	$ 470	$ 381

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $7.9 million and $2.8 million as of December 31, 2011 and 2010, respectively, consisting primarily of money market accounts and funds invested in commercial paper. At certain times, cash equivalent balances may exceed federally insured limits.

Fair Value Measurements

The Company's valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs.

The following details the Company's financial assets and liabilities within the fair value hierarchy at December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2011				
Money Market Funds	$ 3,243	$ --	$ --	$ 3,243
Commercial Paper	$ 4,659	$ --	$ --	$ 4,659
Total	$ 7,902	$ --	$ --	$ 7,902
As of December 31, 2010				
Money Market Funds	$ 1,246	$ --	$ --	$ 1,246
Commercial Paper	$ 1,544	$ --	$ --	$ 1,544
Total	$ 2,790	$ --	$ --	$ 2,790

The Company's long-term debt is recorded at historical cost. The following are the carrying amount and estimated fair values, based primarily on estimated current rates available for debt of the same remaining duration and adjusted for nonperformance and credit risk:

	December 31, 2011	December 31, 2010
	(In thousands)	
Total carrying amount of long-term debt	$ 14,486	$ 16,160
Estimated fair value of long-term debt	$ 14,498	$ 16,305

The Company believes that the carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate their fair value. All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which includes goodwill and non-financial long-lived assets, are measured at fair value in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2011 and 2010, there was no impairment related to property and equipment, goodwill and other intangible assets.

Contingencies

From time to time, the Company is involved in certain claims and litigation arising in the normal course of business. Management assesses the probability of loss for such contingencies and recognizes a liability when a loss is probable and estimable. At December 31, 2011, the Company was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options and restricted stock. At December 31, 2011, 2010 and 2009, the Company had 119,569, 384,652 and 247,603 options, respectively, which have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding were calculated as follows:

	2011	2010	2009
		(In thousands)	
Common stock	6,672	6,637	6,637
Dilutive effect of options	158	87	74
Dilutive effect of restricted stock	12	12	12
Weighted average shares used for dilutive per share information	6,842	6,736	6,723

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that are not included in net income, but rather are recorded directly in accumulated other comprehensive income. As of December 31, 2011 and 2010, accumulated other comprehensive income (loss) was $907,000 and $1.1 million, respectively, consisting solely of changes in the cumulative translation adjustment.

Segment Information

The Company has seven operating segments that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria from the Financial Accounting Standards Board ("FASB") guidance on segment disclosure. The seven operating segments are as follows: NRC Picker U.S. and NRC Picker Canada, which each offer renewable performance tracking and improvement services, custom research, subscription-based educational services and a renewable syndicated service; Ticker, which offers stand-alone market information as well as a comparative performance database to allow the Company's clients to assess their performance relative to the industry, to access best practice examples, and to utilize competitive information for marketing purposes; Payer Solutions, which offers functional disease-specific and health status measurement tools; The Governance Institute ("TGI"), which offers subscription-based governance information and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their healthcare boards, medical leadership and management performance in the United States; My InnerView ("MIV"), which provides quality and performance improvement solutions to the senior care industry; and Illuminate, a new patient outreach and discharge program designed to facilitate service and clinical recovery within the critical hours after a patient is discharged from a healthcare setting within the acute care, skilled nursing, physician and home health environments. On

August 3, 2010, the Company acquired Outcome Concept Systems, Inc. ("OCS"), a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers, that has been merged into the MIV operating segment.

Adoption of New Accounting Pronouncements

On January 1, 2011, the Company prospectively adopted ASU 2009-13. This guidance eliminates the residual method under the current guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. Additionally, it requires that revenue be allocated to each deliverable based on estimated selling price, even though such deliverables are not sold separately either by the Company or other vendors. The selling price for each deliverable is determined using vendor-specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the best estimate of the selling price is used for that deliverable. As a result, the new guidance allows some revenue to be recognized earlier and in different amounts than previous requirements. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements during the year ended December 31, 2011, and is not expected to materially impact subsequent periods based on the current business model.

Recent Accounting Pronouncements

In June and December 2011, the FASB issued guidance which requires comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity, which is the Company's current presentation, will no longer be allowed. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The guidance will change the Company's financial statement presentation but is not expected to have a material effect on its financial condition or results of operations.

In September 2011, the FASB issued guidance that simplified how entities test for goodwill impairment. This guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The guidance is not expected to have a material effect on the Company's consolidated financial statements.

(2) Acquisitions

On August 3, 2010, the Company acquired all of the issued and outstanding shares of stock and stock rights of OCS, a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers. The acquisition provides the Company with an entry in the home health and hospice markets through OCS's customer relationships with home healthcare and hospice providers and expands the Company's service offerings across the continuum of care. Goodwill related to the acquisition of OCS primarily relates to intangible assets that do not qualify for separate recognition including the depth and knowledge of management. Cash consideration paid at closing was $15.3 million, net of $1.0 million cash received. Of the purchase price, $1.6 million was deposited into an escrow for indemnification, working capital adjustments and certain other potential claims or expenses following closing, which was released in varying amounts through February 2012. The following table summarizes the purchase allocation of fair value of the assets acquired and liabilities assumed at the acquisition date.

Amount of Identified Assets Acquired and Liabilities Assumed

(In thousands)

	Weighted-Average Life	
Current Assets		$ 3,615
Property and equipment		1,632
Customer relationships	10 years	2,330
Trade name	5 years	330
Non-compete Agreements	3 years	430
Goodwill		13,502
Total acquired assets		21,839
Current liabilities		6,310
Long-term liabilities		260
Total liabilities assumed		6,570
Net assets acquired		$ 15,269

The identifiable intangible assets are being amortized over their estimated useful lives and have a total weighted average amortization period of 8.5 years. The excess of purchase price over the fair value of net assets acquired resulted in the Company recording $13.6 million of goodwill. The goodwill and identifiable intangible assets are non-deductible for tax purposes. No residual value was estimated for intangible assets.

The consolidated financial statements as of December 31, 2011 and 2010, and for the years then ended, include amounts acquired from, as well as the results of operations of, OCS from August 3, 2010, forward. Results of operations for the year ended December 31, 2010, include revenue of $3.0 million and operating income of $221,000 attributable to OCS since its acquisition. Acquisition-related costs included in selling, general and administrative expenses for the year ended December 31, 2010, approximated $312,000. The following unaudited pro forma information for the Company has been prepared as if the acquisition of OCS had occurred on January 1, 2009. The information is based on the historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results that may occur in the future. The pro forma adjustments include the impact of depreciation and amortization of property and equipment and intangible assets acquired, interest expense on the acquisition debt and income tax benefits for tax effects of the foregoing adjustments to depreciation, amortization and interest expense.

	Year Ended December 31,	
	2010	2009
	(in thousands)	
Revenue	$ 67,341	$ 63,457
Net income	$ 7,664	$ 7,198
Net income per share – basic	$ 1.15	$ 1.08
Net income per share – diluted	$ 1.14	$ 1.07

(3) Property and Equipment

At December 31, 2011 and 2010, property and equipment consisted of the following:

	2011	2010
	(In thousands)	
Furniture and equipment	$ 3,667	$ 3,165
Computer equipment and software	15,866	15,721
Building	9,271	9,367
Land	425	425
	29,229	28,678
Less accumulated depreciation and amortization	15,616	14,196
Net property and equipment	$ 13,613	$ 14,482

Depreciation and amortization expense related to property and equipment, including assets under capital lease, for the years ended December 31, 2011, 2010 and 2009 was $3.5 million, $3.4 million, and $2.7 million, respectively.

Property and equipment included the following amounts under capital lease:

	2011	2010
	(In thousands)	
Furniture and equipment	$ 527	$ 411
Computer equipment and software	47	47
	574	458
Less accumulated amortization	117	38
Net assets under capital lease	$ 457	$ 420

(4) Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31, 2011:

	Useful Life (years)	Gross	Accumulated Amortization	Net
		(In thousands)		
Goodwill		$ 57,730		$ 57,730
Non-amortizing other intangible assets:				
Indefinite trade name		1,191		1,191
Amortizing other intangible assets:				
Customer related	5 - 15	10,513	5,789	4,724
Non-competes	3	430	203	227
Trade names	5 - 10	1,902	971	931
Total amortizing intangibles		12,845	6,963	5,882
Total other intangible assets		$ 14,036	$ 6,963	$ 7,073

Goodwill and intangible assets consisted of the following at December 31, 2010:

	Useful Life (years)	Gross	Accumulated Amortization	Net
		(In thousands)		
Goodwill		$ 55,133		$ 55,133
Non-amortizing other intangible assets:				
Indefinite Trade name		1,191		1,191
Amortizing other intangible assets:				
Customer related	5 - 15	10,520	4,597	5,923
Non-competes	3	430	60	370
Trade names	5 – 10	1,902	748	1,154
Total amortizing intangibles		12,852	5,405	7,447
Total other intangible assets		$ 14,043	$ 5,405	$ 8,638

The following represents a summary of changes in the Company's carrying amount of goodwill for the years ended December 31, 2011 and 2010 (in thousands):

Balance as of December 31, 2009	$ 39,924
MIV contingent consideration earned	1,565
OCS acquisition	13,502
Foreign currency translation	142
Balance as of December 31, 2010	$ 55,133
MIV contingent consideration earned	2,550
OCS correcting entries	106
Foreign currency translation	(59)
Balance as of December 31, 2011	$ 57,730

Correcting entries related to the OCS acquisition were made in 2011 for adjustments needed in the purchase price allocation. Those entries decreased accrued expenses by $49,000, increased the valuation allowance for deferred tax asset by $155,000 and increased goodwill by $106,000. The effects of these errors were not material to any previously reported periods.

The agreement under which the Company acquired MIV in 2008 provided for contingent earn-out payments over three years based on growth in revenue and earnings. The 2010 and 2009 earn-out payments, paid in February 2011 and 2010, respectively were $1.6 million and $172,000, respectively, net of closing valuation adjustments and were recorded as additions to goodwill. In April 2011, the Company reached an agreement which limited the final earn-out payment associated with the MIV acquisition at approximately $2.6 million. Of this amount, $2.4 million was paid during April 2011 and a final payment of $117,000 was paid in September 2011, which were recorded as additions to goodwill.

Aggregate amortization expense for customer related intangibles, trade names and non-competes for the years ended December 31, 2011, 2010 and 2009 was $1.6 million, $1.3 million, and $1.2 million, respectively. Estimated amortization expense for the next five years is: 2012—$1.3 million; 2013—$954,000; 2014—$842,000; 2015—$789,000; 2016—$597,000; thereafter $1.4 million.

(5) Income Taxes

For the years ended December 31, 2011, 2010, and 2009, income before income taxes consists of the following:

	2011	2010	2009
U.S. Operations	$16,017	$11,353	$11,497
Foreign Operations	2,143	1,962	1,620
	$18,160	$13,315	$13,117

Income tax expense consisted of the following components:

	2011	2010	2009
Federal:			
Current	$ 4,018	$ 3,450	$ 2,433
Deferred	1,170	458	1,109
Total	$ 5,188	$ 3,908	$ 3,542
Foreign:			
Current	$ 606	$ 477	$ 532
Deferred	(1)	28	3
Total	$ 605	$ 505	$ 535
State:			
Current	$ 609	$ 275	$ (21)
Deferred	194	128	570
Total	$ 803	$ 403	$ 549
Total	$ 6,596	$ 4,816	$ 4,626

The difference between the Company's income tax expense as reported in the accompanying consolidated financial statements and the income tax expense that would be calculated applying the U.S. federal income tax rate of 35% for 2011 and 34% for 2010 and 2009 on pretax income was as follows:

	2011	2010	2009
Expected federal income taxes	$6,356	$4,527	$4,460
Foreign tax rate differential	(145)	(59)	(16)
US tax graduated rates	(99)		
State income taxes, net of federal benefit and state tax credits	522	257	362
Federal tax credits	(132)	(110)	(183)
Uncertain tax positions	9	72	27
Deferred tax adjustment due to projected rates	--	138	--
Valuation allowance	--	2	18
Other	85	(11)	(42)
Total	$6,596	$4,816	$4,626

Deferred tax assets and liabilities at December 31, 2011 and 2010, were comprised of the following:

	2011	2010
Deferred tax assets:		
Allowance for doubtful accounts	$ 108	$ 129
Accrued expenses	345	298
Share based compensation	1,449	1,261
Capital loss carryforward	1,268	1,287
Net operating loss	719	1,376
Other	--	215
Gross deferred tax assets	3,889	4,566
Less Valuation Allowance	(1,352)	(1,287)
Deferred tax assets	2,537	3,279
Deferred tax liabilities:		
Prepaid expenses	142	281
Property and equipment	2,505	2,169
Intangible assets	6,506	6,111
Other	184	--
Deferred tax liabilities	9,337	8,561
Net deferred tax liabilities	($6,800)	($5,282)

In assessing the realizablility of deferred tax assets, the Company considers whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income, carry-back opportunities and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowance recorded. The net impact on income tax expense related to changes in the valuation allowance for 2011, 2010 and 2009, were -0-, $2,000 and $18,000, respectively. The current year change related to increases to the valuation allowance for capital loss carryforwards that was recorded through goodwill.

The Company has domestic capital loss carryforwards of $3.2 million of which $47,000 expired in 2011. A total of $3.2 million of the capital loss carryforwards relate to the pre-acquisition periods of acquired companies. The remainder of the capital loss carryforwards are due to expire in 2012 and 2014 for $76,000 and $3.1 million, respectively. The Company has provided a $1.3 million valuation allowance against the tax benefit associated with the capital loss carryforwards. An additional $84,000 valuation allowance relates to OCS state NOL carryforwards.

The undistributed foreign earnings of the Company's foreign subsidiary of approximately $7.1 million are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided for such undistributed earnings. It is impractical to determine the additional income tax liability, if any, associated with the repatriation of undistributed earnings.

The unrecognized tax benefit at December 31, 2011, was $266,000, excluding interest of $43,000 and no penalties. The full unrecognized tax benefits, if recognized, would favorably impact the effective income tax rate. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could continue to decrease during the next 12 months due to the expiration of the U.S. federal statute of limitations associated with certain other tax positions. The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense.
The change in the unrecognized tax benefits for 2011 and 2010 is as follows:

	(In thousands)
Balance of unrecognized tax benefits at December 31, 2009	$ 541
Additions based on tax positions of prior years	139
Additions based on tax positions related to the current year	23
Reductions for tax positions of prior tax years	(434)
Balance of unrecognized tax benefits at December 31, 2010	$ 269
Reductions due to lapse of applicable statue of limitations	(38)
Additions based on tax positions of prior years	3
Additions based on tax positions related to the current year	32
Balance of unrecognized tax benefits at December 31, 2011	$ 266

The Company files a U.S. federal income tax return, various state jurisdictions and a Canada federal and provincial income tax return. The 2008 to 2011 U.S. federal and state returns remain open to examination. The 2007 to 2011 Canada federal and provincial income tax returns remain open to examination.

(6) Notes Payable

Notes payable consisted of the following:

	2011	2010
	(In thousands)	
Revolving credit note with US Bank, subject to borrowing base, matures June 30, 2012, maximum available $6.5 million	$ --	$ --
Note payable to US Bank refinanced as of July 2010 for $6.9 million, interest at a 3.79% fixed rate, 35 monthly principal and interest payments of $80,104, final balloon payment of interest and principal due July 31, 2013	5,951	6,610
Note payable to US bank for $10 million, interest at a fixed rate of 3.79%, 35 monthly principal and interest payments of $121,190, final balloon payment of interest and principal due July 31, 2013	8,535	9,550
Total notes payable	14,486	16,160
Less current portion	1,861	1,827
Note payable, net of current portion	$ 12,625	$ 14,333

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. In July 2010, the Company refinanced the existing term loan with a $6.9 million fixed rate term loan. The new term loan is payable in 35 monthly installments of $80,104 with a balloon payment of $4.8 million for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%.

On July 31, 2010, the Company borrowed $10.0 million under a fixed rate term note to partially finance the acquisition of OCS. The term loan is payable in 35 monthly installments of $121,190 with a balloon payment of $6.7 million for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%.

The term notes are secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangible assets. The term notes contain various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2011, the Company was in compliance with these restrictions and covenants.

The Company entered into a revolving credit note in 2006. The maximum aggregate amount available under the revolving credit note was originally $3.5 million, but an addendum to the note in March 2008, changed the amount to $6.5 million. The revolving credit note was renewed in June 2011 to extend the term to June 30, 2012. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on June 30, 2012.

The maximum aggregate amount available under the revolving credit note of $6.5 million is subject to a borrowing base equal to 75% of the Company's eligible accounts receivable. Borrowings under the renewed revolving credit note bear interest at a variable annual rate, with three rate options at the discretion of management as follows: (1) 2.5% plus the daily reset one-month LIBOR rate or (2) 2.2% plus the one-, two-, three-, six- or twelve-month LIBOR rate, or (3) the bank's Money Market Loan Rate. The rate at December 31, 2011 was 2.79%. As of December 31, 2011, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $6.5 million as of December 31, 2011.

The aggregate maturities of the note payable for each of the five years subsequent to December 31, 2011, are (in thousands):

	Total Payments	2012	2013	2014	2015	2016
Notes payable	$ 14,486	$1,861	$12,625	$ --	$ --	$ --

(7) Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity-classified awards.

In August 2001, the Board of Directors adopted, and on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan ("2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Options vest over one to five years following the date of grant and option terms are generally five to ten years following the date of grant. At December 31, 2011, there were 3,770 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 596,230 options and restricted stock under the 2001 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The National Research Corporation 2004 Non-Employee Director Stock Plan (the "2004 Director Plan") is a nonqualified plan that provides for the granting of options with respect to 550,000 shares of the

Company's common stock. The 2004 Director Plan provides for grants of nonqualified options to each director of the Company who is not employed by the Company. On the date of each annual meeting of shareholders of the Company, options to purchase 12,000 shares of the Company's common stock are granted to directors that are re-elected or retained as a director at such meeting. Options vest one year following the date of grant and option terms are generally ten years following the date of grant, or three years in the case of termination of the outside director's service. At December 31, 2011, there were 181,000 shares available for issuance pursuant to future grants under the 2004 Director Plan. The Company has accounted for grants of 369,000 options under the 2004 Director Plan using the date of grant as the measurement date for financial accounting purposes.

In February 2006, the Board of Directors adopted, and on May 4, 2006, the Company's shareholders approved the National Research Corporation 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"). The 2006 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either incentive stock options or nonqualified stock options. Vesting terms vary with each grant, and option terms are generally five to ten years. Options vest over one to five years following the date of grant and options terms are generally five to ten years following the date of grant. At December 31, 2011, there were 306,320 shares available for issuance pursuant to future grants under the 2006 Equity Incentive Plan. The Company has accounted for grants of 293,680 options and restricted stock under the 2006 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The Company granted options to purchase 166,008, 273,812 and 102,739 shares of the Company's common stock during the years ended December 31, 2011, 2010 and 2009, respectively. Options to purchase shares of common stock are typically granted with exercise prices equal to the fair value of the common stock on the date of grant. The Company does in certain limited situations, grant options with exercise prices that exceed the fair value of the common shares on the date of grant. The fair value of stock options granted was estimated using a Black-Scholes valuation model with the following assumptions:

	2011	2010	2009
Expected dividend yield at date of grant	2.00 to 2.55%	2.86 to 3.09%	1.93-2.35%
Expected stock price volatility	28.70 to 32.00%	28.40 to 31.20%	24.2 to 30.2%
Risk-free interest rate	1.70 to 2.14%	1.55 to 2.56%	1.55 to 2.15%
Expected life of options (in years)	4 to 6	4 to 6	4 to 6

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of the Company's stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years the Company estimates that options will be outstanding. The Company considers groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes stock option activity under the Company's 2001 and 2006 Equity Incentive Plans and the 2004 Director Plan for the year ended December 31, 2011:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at beginning of period	834,061	$23.49		
Granted	166,008	$35.88		
Exercised	(58,671)	$16.03		
Cancelled	(171,997)	$28.00		
Outstanding at end of period	769,401	$25.73	6.37	$10,225
Exercisable at end of period	368,587	$22.03	4.97	$ 6,186

The weighted average grant date fair value of stock options granted during the years ended December 31, 2011, 2010 and 2009, was $7.43, $4.48 and $5.72, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2010 and 2009, was $1.0 million, $192,000 and $28,000, respectively. As of December 31, 2011, the total unrecognized compensation cost related to non-vested stock option awards was approximately $1.2 million, which was expected to be recognized over a weighted average period of 3.22 years.

Cash received from stock options exercised for the years ended December 31, 2011, 2010 and 2009, was $568,000, $274,000, and $18,000, respectively. The actual tax benefit realized for the tax deduction from stock options exercised was $350,000, $43,000 and $11,000, for the years ended December 31, 2011, 2010 and 2009, respectively.

During 2011, 2010 and 2009, the Company granted 39,501, 9,238 and -0- non-vested shares of common stock under the 2006 Equity Incentive Plan. As of December 31, 2011, the Company had 30,002 non-vested shares of common stock outstanding under the Plan. These shares vest over one to five years following the date of grant and holders thereof are entitled to receive dividends from the date of grant, whether or not vested. The fair value of the awards is calculated as the fair market value of the shares on the date of grant. The Company recognized $143,000, $108,000 and $178,000 of non-cash compensation for the years ended December 31, 2011, 2010 and 2009, respectively, related to this non-vested stock.

The following table summarizes information regarding non-vested stock granted to associates under the 2001 and 2006 Equity Incentive Plans for the year ended December 31, 2011:

	Shares Outstanding	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of period	22,636	$21.03
Granted	39,501	$32.31
Forfeitures	(25,178)	$28.40
Vested	(6,957)	$17.25
Outstanding at end of period	30,002	$30.57

As of December 31, 2011, the total unrecognized compensation cost related to non-vested stock awards was approximately $616,000 and is expected to be recognized over a weighted average period of 3.96 years.

(8) Restructuring and Severance Costs

The Company records restructuring liabilities that represent charges incurred in connection with consolidations, including operations from acquisitions. These charges consist primarily of severance costs. Severance charges are based on various factors including the employee's length of service, contract provisions, and salary levels. Expense for one-time termination benefits are accrued over each individual's service period. The Company records the expense using its best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

As part of the Company's ongoing plans to improve the efficiency and effectiveness of its operations, the Company announced plans to centralize MIV/OCS functions in Lincoln and Seattle and eliminate certain costs of the Wausau operation (the "2010 Restructuring Plan"). The Company incurred aggregate costs of $143,000 for one-time termination benefits related to 14 associates, which were included in selling, general and administrative expenses in the year ended December 31, 2010. The Company paid $106,000 in 2010 and the remaining $37,000 was paid in 2011.

In 2011, the Company vacated its office in Wausau, Wisconsin, and reached agreements to terminate the operating lease for its Wausau office and other services. As a result, the Company made lump-sum payments totaling $280,000, which were included in selling, general and administrative expenses in 2011.

In connection with the acquisition of OCS, the Company reduced headcount from acquisition date levels. OCS had pre-existing arrangements for severance with its associates at the date of acquisition. Total severance related to 26 OCS associates approximated $347,000, including $333,000 of severance accruals included in the liabilities assumed at acquisition. The Company recorded additional severance costs of $14,000 in 2010. The Company paid $333,000 in 2010 and the remaining $14,000 was paid in 2011.

The following table reconciles the beginning and ending restructuring costs included in accrued wages, bonus and profit-sharing:

	2010 Restructuring Plan One-time Termination Benefits	2010 Restructuring Plan Contract Terminations	OCS One-time Termination Benefits	Total
		(In thousands)		
Balance, Restructuring liability at December 31, 2009	$ --	$ --	$ --	$ - -
Severance assumed in OCS acquisition	--	--	333	333
Accrual for severance and employee related costs	143	--	14	157
Payments	(106)	--	(333)	(439)
Balance, Restructuring liability at December 31, 2010	$ 37	$ --	$ 14	$ 51
Accrual for Contract Terminations		280		280
Payments	(37)	(280)	(14)	(331)
Balance, Restructuring liability at December 31, 2011	$ --	$ --	$ --	$ --

(9) Leases

The Company leases printing equipment in the United States, and office space in Canada, California and Washington. The Company also leased office space in Wisconsin through February 2011. The Company recorded rent expense in connection with its operating leases of $986,000, $691,000 and $626,000 in 2011, 2010 and 2009, respectively. The Company also has capital leases for production, mailing and computer equipment.

Payments under non-cancelable operating leases and capital leases are:

As of December 31,	Capital Leases	Operating Leases
	(In thousands)	
2012	$ 147	$ 676
2013	133	437
2014	133	362
2015	100	356
2016	7	227
Total minimum lease payments	520	
Less: Amount representing interest	94	
Present value of minimum lease payments	426	
Less: Current maturities included in accrued expenses	101	
Capital lease obligations, net of current portion included in other long term liabilities	$ 325	

(10) Related Party

A Board member of the Company also serves as an officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases was $166,000, $146,000 and $108,000 in 2011, 2010 and 2009 respectively.

The Company leased office space for OCS from EPIC Property Management LLC from August 2010 through June 2011. A former owner of OCS and an associate of the Company during the lease term was a co-owner of EPIC Property Management LLC. The total of the rental and utility payments under the lease for the year ended December 31, 2011, was $103,000 and for the year ended December 31, 2010, was $84,000.

(11) Associate Benefits

The Company sponsors a qualified 401(k) plan covering substantially all associates with no eligibility service requirement. Under the 401(k) plan, the Company matches 25% of the first 6% of compensation contributed by each associate. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. The Company contributed $182,000, $168,000 and $151,000 in 2011, 2010 and 2009, respectively, as a matching percentage of associate 401(k) contributions.

(12) Segment Information

The Company has seven operating segments that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria. Included in the table below is certain entity-wide information regarding the Company's revenue and assets by geographic area:

	2011	2010	2009
		(In thousands)	
Revenue:			
United States	$ 70,074	$ 58,598	$ 52,961
Canada	5,693	4,800	4,731
Total	$ 75,767	$ 63,398	$ 57,692
Long-lived assets:			
United States	$ 75,355	$ 75,238	
Canada	3,184	3,191	
Total	$ 78,539	$ 78,429	
Total assets:			
United States	$ 90,253	$ 87,256	
Canada	10,423	8,514	
Total	$100,676	$ 95,770	

Item 9.Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2011.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not require an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm since the Company is not deemed to be an "accelerated filer" or "large accelerated filer."

Item 9B. Other Information

The Company has no other information to report pursuant to this item.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Company's definitive Proxy Statement for its 2012 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K. The information required by this Item with respect to audit committees and audit committee financial experts is included under the caption "Corporate Governance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's associates, including the Company's Chief Executive Officer, Chief Financial Officer, Vice President of Finance and other persons performing similar functions. The Company has posted a copy of the Code of Business Conduct and Ethics on its website at www.nationalresearch.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on its website at www.nationalresearch.com. The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Compensation Discussion and Analysis," "2011 Summary Compensation Table," "Grants of Plan-Based Awards in 2011," "Outstanding Equity Awards at December 31, 2011," "2011 Director Compensation," "Compensation Committee Report" and "Corporate Governance-Transactions with Related Persons" in the Proxy Statement and is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2011.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders [1]	769,401	$25.73	491,090 [2]
Equity compensation plans not approved by security holders	--	--	--
Total	769,401	$25.73	491,090

[1] Includes the Company's 2006 Equity Incentive Plan, 2004 Director Plan, and the 2001 Equity Incentive Plan.

[2] As of December 31, 2011, the Company had authority to award up to 161,854 additional shares of restricted Common Stock to participants under the 2001 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2001 Equity Incentive Plan, which totaled 3,770 as of December 31, 2011. Under the 2006 Equity Incentive Plan, the Company had authority to award up to 144,324 additional shares of restricted Common Stock to participants under the 2006 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2006 Equity Incentive Plan, which totaled 306,320 as of December 31, 2011.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is included under the caption "Corporate Governance" in the Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is included under the caption "Miscellaneous—Independent Registered Public Accounting Firm" in the Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. Consolidated financial statements. The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule. The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits. The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at Beginning of Year	Acquisition	Bad Debt Expense	Write-offs Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:					
Year Ended December 31, 2009	$ 241	$ 75	$ 138	$ 175	$ 279
Year Ended December 31, 2010	279	42	39	23	337
Year Ended December 31, 2011	337	0	80	128	289

See accompanying report of independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 1st day of March 2012.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2012
/s/ Kevin R. Karas Kevin R. Karas	Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 1, 2012
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 1, 2012
/s/ John N. Nunnelly John N. Nunnelly	Director	March 1, 2012
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 1, 2012
/s/ Gail L. Warden Gail L. Warden	Director	March 1, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(2.1)#	Merger Agreement, dated as of November 26, 2008, by and among National Research Corporation, NRC Acquisition, Inc., My Innerview, Inc., Neil L. Gulsvig and Janice L. Gulsvig [Incorporated by reference to Exhibit (2.1) to National Research Corporation's Current Report on Form 8-K dated November 26, 2008 (File No. 0-29466)]
(2.2)#	Stock Purchase Agreement, dated as of August 3, 2010, by and among National Research Corporation, Outcome Concept Systems, Inc. and the holders of Outcome Concept Systems' shares of common stock and warrants to purchase such shares [Incorporated by reference to Exhibit (2.1) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.2) to National Research Corporation's Current Report on Form 8-K dated May 8, 2009 (File No. 0-29466)]
(4.1)	Installment or Single Payment Note, dated as of December 19, 2008, from National Research Corporation to U.S. Bank National Association [Incorporated by reference to Exhibit (4.1) to National Research Corporation's Current Report on Form 8-K dated December 19, 2008 (File No. 0-294660)]
(4.2)	Installment or Single Payment Note, dated as of July 30, 2010, from National Research Corporation to U.S. Bank N.A. to refinance the prior December 19, 2008 note of National Research Corporation [Incorporated by reference to Exhibit (4.2) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(4.3)	Installment or Single Payment Note, dated as of July 30, 2010, from National Research Corporation to U.S. Bank N.A. to fund a portion of the acquisition of Outcome Concept Systems, Inc. [Incorporated by reference to Exhibit (4.1) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(10.1)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.2)*	National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2006 (File No. 0-29466)]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]

Exhibit Number	Exhibit Description
(10.4)*	National Research Corporation 2004 Non-Employee Director Stock Plan [Incorporated by reference to Exhibit (10) to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 0-29466)]
(10.5)*	Form of Nonqualified Stock Option Agreement (for new associates) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.4 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.6)*	Form of Nonqualified Stock Option Agreement (for officers) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.5 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.7)*	Form of Restricted Stock Agreement for executive officers used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 19, 2005 (File No. 0-29466)]
(10.8)*	Form of Restricted Stock Agreement (one year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.6 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.9)*	Form of Restricted Stock Agreement (five year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.7 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.10)*	Form of Nonqualified Stock Option Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.14) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(10.11)*	Form of Restricted Stock Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.15) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(21)	Subsidiary of National Research Corporation
(23)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32)	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Exhibit Description
(99)	Proxy Statement for the 2012 Annual Meeting of Shareholders [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2011; except to the extent specifically incorporated by reference, the Proxy Statement for the 2012 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]
(101)**	Financial statements from the Annual Report on Form 10-K of National Research Corporation for the year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income (iv) the Consolidated Statements of Cash Flows, (v) the Notes to the Consolidated Financial Statements, and (vi) document and entity information.

---

* A management contract or compensatory plan or arrangement.

\# The schedules to this agreement are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedule to the Securities and Exchange Commission upon request.

\+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

** In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1034, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Exhibit 21

Subsidiary of National Research Corp.

National Research Corporation's subsidiary as of December 31, 2011 is listed below:

Subsidiary	Jurisdication of organization
National Research Corporation Canada	Ontario

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the incorporation by reference in the registration statements (File Nos. 333-52135, 333-52143, 333-120530, 333-137763, 333-137769 and 333-173097) on Forms S-8 and (File Nos. 333-120529 and 333-159370) on Forms S-3 of National Research Corporation of our report dated March 1, 2012, with respect to the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, which report appears in the December 31, 2011 annual report on Form 10-K of National Research Corporation.

/s/ KPMG LLP

Lincoln, Nebraska
March 1, 2012

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Michael D. Hays, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2012

/s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Kevin R. Karas, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2012

/s/ Kevin R. Karas
Kevin R. Karas
Chief Financial Officer

Exhibit 32

Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of National Research Corporation (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the twelve-month period ended December 31, 2011, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

/s/ Kevin R. Karas
Kevin R. Karas
Chief Financial Officer

Date: March 1, 2012

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Michael D. Hays
Chief Executive Officer
National Research Corporation

JoAnn M. Martin*
President and Chief Executive Officer
Ameritas Life Insurance Corporation

Paul C. Schorr III**
President and Chief Executive Officer
ComCor Holding, Inc.

John N. Nunnelly** **Lead Director**
Adjunct Professor
University of Massachusetts

Gail L. Warden**
President Emeritus
Henry Ford Health System

**Member of Audit, Compensation and Nominating Committees*
***Members of Audit, Compensation, Nominating and Strategic Planning Committees*

EXECUTIVE OFFICERS

Michael D. Hays
Chief Executive Officer

Susan L. Henricks
President and Chief Operating Officer

Kevin R. Karas
Chief Financial Officer
Treasurer and Secretary

CORPORATE DATA

Corporate Headquarters
National Research Corporation
1245 Q Street
Lincoln, NE 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nationalresearch.com

Common Stock
National Research Corporation's common stock is traded on The NASDAQ Stock Market under the symbol NRCI.

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Phone: 800.757.5755
Fax: 312.427.2879

Independent Registered Public Accounting Firm
KPMG LLP
Lincoln, Nebraska

Corporate Counsel
Foley & Lardner LLP
Milwaukee, Wisconsin

Woods & Aitken LLP
Lincoln, Nebraska



NATIONAL RESEARCH
Corporation

1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nationalresearch.com